                                                   Filed pursuant to Rule 424B1
                                                        Registration 333-39009


PROSPECTUS
                           OFFER FOR ALL OUTSTANDING
                       9% SERIES A SENIOR NOTES DUE 2004
               IN EXCHANGE FOR 9% SERIES B SENIOR NOTES DUE 2004
                        WHICH HAVE BEEN REGISTERED UNDER
                         THE SECURITIES ACT OF 1933 OF

                              GRAND CASINOS, INC.

--------------------------------------------------------------------------------
                               THE EXCHANGE OFFER
                 WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,
                              ON FEBRUARY 23, 1998
                                UNLESS EXTENDED
--------------------------------------------------------------------------------

     Grand Casinos, Inc., a Minnesota corporation, (the "Company"), together with Grand Casinos Resorts, Inc., Grand Casinos of Mississippi, Inc. -- Gulfport, Grand Casinos of Mississippi, Inc. -- Biloxi, Grand Casinos Biloxi Theater, Inc., Mille Lacs Gaming Corporation Grand Casinos of Louisiana, Inc. -- Tunica -- Biloxi, Grand Casinos of Louisiana, Inc. -- Coushatta, GCA Acquisition Subsidiary, Inc., BL Development Corp., Grand Casinos Nevada I, Inc., BL Resorts I, LLC, GCG Resorts I, LLC and GCA Acquisition Subsidiary, Inc., (each a "Guarantor," and, collectively, the "Guarantors"), hereby offer, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"), to exchange with the Eligible Holders (defined below) thereof, its 9% Series B Senior Notes Due 2004 (the "New Notes") for an equal principal amount of its outstanding 9% Series A Senior Notes Due 2004 (the "Old Notes"), of which an aggregate of $115,000,000 in principal amount is outstanding as of the date hereof. The Old Notes and the New Notes are collectively referred to herein as the "Notes." See "THE EXCHANGE OFFER." For purposes of this Exchange Offer, "Eligible Holder" shall mean the record owner of any Old Notes that remain Transfer Restricted Securities. For purposes of this Exchange Offer, "Transfer Restricted Securities" is defined in the Registration Rights Agreement, dated as of October 16, among the Company, the Guarantors and the original purchasers of the Old Notes (the "Registration Rights Agreement"). No proxies are being solicited by the Company in connection with the Exchange Offer. The Notes are full and unconditional, and joint and several obligations of the Guarantors.

     The Company will accept for exchange any and all validly tendered Old Notes on or prior to 5:00 p.m., New York City time, on February 23, 1998 (if and as extended, the "Expiration Date"). Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. Old Notes may be tendered only in integral multiples of $1,000.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

NEITHER THE MISSISSIPPI GAMING COMMISSION, THE NEVADA STATE GAMING CONTROL BOARD NOR THE NEVADA GAMING COMMISSION NOR ANY OTHER GAMING AUTHORITY HAS PASSED UPON
  THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR THE INVESTMENT MERITS OF THE
                           SECURITIES OFFERED HEREBY.

     The form and terms of the New Notes will be identical in all material respects to the form and terms of the Old Notes, except that the offering of the New Notes will have been registered under the Securities Act. The Old Notes have been, and the New Notes will be, issued under the Indenture, dated as of October 16, 1997, (the "Indenture"), among the Company, the Guarantors, and Firstar Bank of Minnesota, N.A., as Trustee (the "Trustee").

     The New Notes will bear interest from and including their respective dates of issuance. Eligible Holders whose Old Notes are accepted for exchange will have the right to receive interest accrued thereon from the last Interest Payment Date (as defined in "DESCRIPTION OF THE NEW NOTES AND GUARANTY") to, but not including, the date of issuance of the New Notes, such interest to be payable with the first interest payment on the New Notes to the holder of the New Notes, and will be deemed to have waived the right to receive interest on the Old Notes accrued on and after issuance of the New Notes.

     The New Notes will bear interest at the same rate and on the same terms as the Old Notes. The New Notes will bear interest at a rate equal to 9% per annum. Interest on the New Notes will be payable semiannually in arrears on April 15 and October 15 of each year, or if any such date is not a business day, on the next succeeding business day, commencing on the first such date following the Expiration Date. See "DESCRIPTION OF THE NEW NOTES AND GUARANTEES."

     The New Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after October 15, 2001 (the "First Optional Redemption Date") in cash at the redemption prices set forth herein, plus accrued and unpaid interest and Liquidated Damages (as defined), if any, thereon to the date of redemption. In addition, at any time prior to the First Optional Redemption Date, the Company may, at its option, redeem the New Notes, in whole or in part, at a redemption price equal to 100% of the aggregate principal amount thereof, plus the applicable Make-Whole Premium (as defined). In addition, upon the occurrence of a Change of Control (as defined), each holder of New Notes will have the right to require the Company to repurchase all or any part of such holder's New Notes at an offer price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the date of purchase. See "DESCRIPTION OF THE NEW NOTES AND GUARANTEES -- REPURCHASE AT THE OPTION OF HOLDERS -- CHANGE OF CONTROL." There can be no assurance that, in the event of a Change of Control, the Company would have sufficient funds to purchase all Senior Notes tendered. See "RISK FACTORS -- Risks of Leveraged Financial Position -- Ability to Service Debt."

     The Notes are unconditionally guaranteed by all significant subsidiaries of the Company. See "DESCRIPTION OF THE NEW NOTES AND GUARANTEES -- Note Guarantees."
                                                        (continued on next page)

     Based on an interpretation by the staff of the Securities and Exchange Commission (the "Commission") set forth in various no-action letters issued to third parties, including Morgan Stanley and Co., Inc. (available June 5, 1991) and Exxon Capital Holdings (available May 13, 1988), as interpreted in the Commission's letter to Shearman & Sterling dated July 2, 1993, the Company believes that New Notes issued pursuant to this Exchange Offer in exchange for Old Notes may be offered for resale, resold, and otherwise transferred by a holder thereof (other than, (i) a broker-dealer who purchases such New Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an affiliate of the Company within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holder is acquiring the New Notes in its ordinary course of business and is not participating, and has no arrangement or understanding with any person to participate, in the distribution of the New Notes. Eligible Holders wishing to accept the Exchange Offer must represent to the Company, as required by the Registration Rights Agreement, that such conditions have been met.

     UNDER NO CIRCUMSTANCES MAY THIS PROSPECTUS BE USED FOR AN OFFER TO RESELL, RESALE OR OTHER RETRANSFER OF NEW NOTES. THE COMPANY BELIEVES THAT, SUBJECT TO THE LIMITATIONS AND CONDITIONS SET FORTH IN THE PRECEDING PARAGRAPH, NEW NOTES ISSUED PURSUANT TO THE EXCHANGE OFFER MAY BE TRANSFERRED WITHOUT COMPLIANCE WITH THE PROSPECTUS DELIVERY PROVISIONS OF THE SECURITIES ACT. THE COMPANY FORMED SUCH BELIEF BASED ON NO-ACTION LETTERS ISSUED BY THE COMMISSION STAFF TO THIRD PARTIES, WHICH ARE NOT RULINGS OF THE COMMISSION OR ITS STAFF. IN THE EVENT THAT THE COMPANY'S BELIEF IS INACCURATE, HOLDERS WHO TRANSFER NEW NOTES IN VIOLATION OF THE PROSPECTUS DELIVERY PROVISIONS OF THE SECURITIES ACT AND WITHOUT AN EXEMPTION FROM REGISTRATION THEREUNDER MAY INCUR LIABILITY THEREUNDER. THE COMPANY DOES NOT ASSUME OR INDEMNIFY HOLDERS AGAINST ANY SUCH LIABILITY, ALTHOUGH THE COMPANY DOES NOT BELIEVE THAT ANY SUCH LIABILITY SHOULD EXIST.

     As of the Record Date (as defined in "THE EXCHANGE OFFER -- Terms of the Exchange Offer") of this Prospectus, there were registered holders of Old Notes. The Company believes that, as of the date of this Prospectus, none of such holders is an affiliate (as such term is defined in Rule 405 under the Securities Act) of the Company. Prior to this Exchange Offer, there has been no public market for the Notes. The Company does not expect an active public market for the New Notes to develop. To the extent that a market for the New Notes does develop, the market value of the New Notes will depend on market conditions (such as yields on alternative investments), general economic conditions, the Company's financial condition, and other factors. Such conditions might cause the New Notes, to the extent that they are actively traded, to trade at a significant discount from face value. See "RISK FACTORS -- Absence of Public Market."

     Neither the Company nor the Guarantors will receive any proceeds from this offering, but, pursuant to the Registration Rights Agreement, the Company and the Guarantors will be responsible for certain offering expenses. No underwriter is being utilized in connection with the Exchange Offer.

     As of September 28, 1997, on a pro forma basis after giving effect to the issuance of the Old Notes and the application of the net proceeds thereof, the Company and its subsidiaries (excluding Stratosphere Corporation) would have had
(i) total indebtedness of approximately $570.8 million, which includes the Company's $450 million 10 1/8% First Mortgage Notes due 2003 (the "First Mortgage Notes"), the New Notes and approximately $5.8 million of other Senior Indebtedness (as defined), including capitalized lease obligations and (ii) no Subordinated Indebtedness (as defined). The Company owns approximately 42% interest in Stratosphere Corporation ("Stratosphere"), which filed for reorganization under Chapter 11 of the Bankruptcy Code on January 27, 1997. In connection with the closing of Stratosphere's First Mortgage Notes in 1995, the Company delivered a Standby Equity Commitment pursuant to which the Company may, under the terms and conditions described in the Standby Equity Commitment, be obligated to purchase up to $20 million of additional equity in Stratosphere during each of the first three years (up to $60 million total) Stratosphere is operating to the extent Stratosphere's consolidated cash flow did not reach $50 million in each of such years. As a result of Stratosphere's Chapter 11 filing and the application of the federal bankruptcy laws, the continued enforceability of the Standby Equity Commitment is in question. The foregoing pro forma indebtedness does not give effect to any potential Company liability under the Standby Equity Commitment.

THE EXCHANGE OFFER IS NOT BEING MADE TO, NOR WILL THE COMPANY ACCEPT SURRENDERS
    FOR EXCHANGE FROM, HOLDERS OF OLD NOTES IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE
               SECURITIES OR BLUE SKY LAWS OF SUCH JURISDICTION.

     SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR A DISCUSSION OF CERTAIN RISKS THAT SHOULD BE CONSIDERED BY ELIGIBLE HOLDERS IN EVALUATING THE EXCHANGE OFFER.

                The date of this prospectus is January 21, 1998.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
AVAILABLE INFORMATION.......................................    2
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............    2
RECENT DEVELOPMENTS.........................................    3
THE COMPANY.................................................    4
SUMMARY OF THE TERMS OF THE EXCHANGE OFFER..................    5
CONSEQUENCES OF EXCHANGING OLD NOTES........................    8
SUMMARY DESCRIPTION OF THE NEW NOTES........................    9
RISK FACTORS................................................   11
THE EXCHANGE OFFER..........................................   18
DESCRIPTION OF THE NEW NOTES AND GUARANTEES.................   25
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS...................   55
LEGAL MATTERS...............................................   58
EXPERTS.....................................................   58

     THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENT HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE FROM TIMOTHY J. COPE, CHIEF FINANCIAL OFFICER, GRAND CASINOS, INC., 130 CHESHIRE LANE, MINNETONKA, MINNESOTA 55305, (612) 449-9092.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, DC 20549, as well as at the following Regional Offices: Seven World Trade Center, 13th Floor, New York, NY 10148 and 500 West Madison Street -- Suite 1400, Chicago, IL 60661. Copies can be obtained from the Commission by mail at prescribed rates. Requests should be directed to the Commission's Public Reference Section, Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, DC 20549. In addition, such material may also be accessed electronically at the Commission's site on the World Wide Web located at http://www.sec.gov.

     In the event that the Company ceases to be subject to the informational reporting requirements of the Exchange Act, the Company has agreed that, whether or not it is required to do so by the rules and regulations of the Commission, for so long as any of the Notes remain outstanding, it will furnish to each of the holders of Notes and file with the Commission (unless the Commission will not accept such a filing) (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such forms, including a "Management's Discussion and Analysis of Results of Operations and Financial Condition" that describes the financial condition and results of operations of the Company and its Restricted Subsidiaries, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (ii) all reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports. In addition, whether or not required by the rules and regulations of the Commission for so long as any of the Notes remain outstanding, the Company shall make such information available to security analysts and prospective investors upon request. In addition, the Company and the Guarantors have agreed that, for so long as any of the Notes remain outstanding, they will furnish to holders and to securities analysts and prospective investors of the Notes the information required by Rule 144A(d)(4) under the Securities Act.

     This Prospectus is part of a Registration Statement on Form S-4 (together with all amendments and exhibits thereto, the "Registration Statement") which the Company and the Guarantors have jointly filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), relating to the New Notes offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents of the Company filed with the Securities and Exchange Commission are incorporated herein by reference:

          (i) Annual Report on Form 10-K for the fiscal year ended December 29, 1996.

          (ii) Quarterly Reports on Form 10-Q for the fiscal quarters ended March 30, 1997, June 29, 1997 and September 28, 1997.

          (iii) The Proxy Statement for the Annual Meeting of Shareholders held on May 9, 1997.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, and prior to the completion of the offering shall be deemed to be incorporated herein by reference.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written request of such person, a copy of any or all of the documents incorporated by reference into this Prospectus (not including certain exhibits to such documents). Written requests for such copies should be directed to Timothy J. Cope, 130 Cheshire Lane, Minnetonka, Minnesota 55305.

                              RECENT DEVELOPMENTS

     RECENT AMENDMENT TO SCHEDULE 13D. On January 13, 1998, the Company filed an amendment to its report on Schedule 13D with respect to its investment in Casino Magic Corp. ("CMC"). The Company filed an additional amendment to its report on
Schedule 13D on January 20, 1998 to reflect the delivery of a formal proposal to CMC for the acquisition of all of the outstanding stock of CMC. The Company beneficially owns 2,125,000 shares of CMC common stock (the "CMC Shares"), or approximately 5.95% of the 35,722,124 shares of CMC common stock outstanding on September 30, 1997. As more fully described below, the Company filed its recent amendments to Schedule 13D to reflect a change in its investment intent relative to the CMC Shares following its execution of a Confidentiality Agreement with CMC in mid-December, 1997 and to reflect the delivery of a formal acquisition proposal on the part of the Company.

     On May 26, 1995, a predecessor in interest to the Company, Gaming Corporation of America, a Minnesota corporation ("GCA"), acquired the CMC Shares in consideration of the transfer to CMC of all of the issued and outstanding stock of GCA's wholly-owned subsidiary, Casino One Corporation. On November 30, 1995, the Company acquired GCA, and succeeded to the ownership of the CMC Shares as a result of this acquisition.

     On March 18, 1997, Grand signed a Confidentiality Agreement (the "CMC Confidentiality Agreement") with CMC's financial advisor. The Company did not pursue any possible transaction with CMC at that time. In the middle of December 1997, the Company began to evaluate its investment in CMC. Part of the Company's evaluation resulted in discussions with CMC regarding its investment in CMC. On December 9, 1997, the Company reaffirmed in writing the terms and conditions of the CMC Confidentiality Agreement. The Company and CMC entered into an additional Confidentiality Agreement on December 12, 1997.

     Discussions between the Company and CMC have taken place and are ongoing. On January 15, 1998 the Company made a final proposal to CMC for the acquisition of all of the outstanding stock of CMC (the "Proposal"). The Proposal contemplates the acquisition of 25% of the outstanding shares of CMC for cash at a price of $1.60 per share and the acquisition of 75% of CMC's stock at a 7.95 to 1 ratio of CMC's shares in exchange for each share of the Company. However, there can be no assurances that the Proposal will be accepted by CMC or that the transaction will be consummated. Under the terms of the Proposal, either the Company or CMC may terminate the transaction if the average of the closing bid price of the Company's Common Stock is $11.00 or below for any five day trading period prior to closing.

     The Company does not, in any event, intend to attempt to change directors or influence control of CMC unless it is accomplished pursuant to a proposal to acquire CMC approved by CMC's Board of Directors.

     ACQUISITION INQUIRIES. From time to time, the Company has engaged in informal discussions with various third parties with respect to various strategic growth opportunities, potential joint ventures, business combinations and other acquisition opportunities, some of which could result in a merger, sale or a change of control involving the Company. Except as otherwise described herein, the Company currently has no present intention, agreements or commitments to affect any transactions of this nature. In addition, there can be no assurance that any such discussions would result in an agreement with respect to the foregoing, or, if any agreement were to be reached, that any such transaction could be consummated in a timely manner, if at all.

                                  THE COMPANY

     Grand Casinos, Inc. (the "Company") is a casino entertainment company that develops, constructs and manages land-based and dockside casinos in emerging gaming markets. The Company's strategy is to distinguish itself within its markets by offering superior facilities with extensive nongaming amenities, combined with experienced corporate and casino management and comprehensive marketing programs.

     The Company owns and operates Grand Casino Biloxi and Grand Casino Gulfport, the two largest casinos on the Mississippi Gulf Coast. Grand Casino Gulfport opened on May 14, 1993 and Grand Casino Biloxi opened on January 17, 1994.

     The Company manages two land-based, Indian-owned casinos in Minnesota:
Grand Casino Mille Lacs in Onamia, Minnesota, and Grand Casino Hinckley in Hinckley, Minnesota. With over 86,000 square feet of combined gaming space, Grand Casino Mille Lacs and Grand Casino Hinckley rank among Minnesota's largest Indian gaming enterprises. In addition, the Company manages two land-based, Indian-owned casinos in Louisiana: Grand Casino Avoyelles, in Marksville, Louisiana, for the Tunica-Biloxi Tribe and Grand Casino Coushatta, in Kinder, Louisiana, for the Coushatta Tribe.

     Grand Casino Tunica opened on June 24, 1996 and is the largest dockside casino in Mississippi and one of the largest casinos in the United States. The Company is developing Grand Casino Tunica into a destination gaming resort featuring a multi-themed casino. Grand Casino Tunica currently features two hotels with an aggregate of 766 rooms. Other amenities include a Grand Casino Kids Quest(sm) child care facility, a Grand Arcade, and valet and self-parking for approximately 5,400 vehicles. Additions currently under construction include an 18-hole professionally designed championship golf course and driving range, a recreational vehicle park and a convention facility. Grand Casino Tunica offers a 400,000-square-foot, three-story, multi-themed casino complex containing approximately 140,000 square feet of gaming space with approximately 3,000 slot machines and 108 table games.

     The Company owns approximately 42 percent of Stratosphere Corporation ("Stratosphere"), which owns and operates Stratosphere Tower, Casino & Hotel, an integrated casino/hotel and entertainment complex located at the north end of Las Vegas Boulevard South in Las Vegas, Nevada. Stratosphere filed for reorganization under Chapter 11 of the Bankruptcy Code on January 27, 1997. The Company has made total capital contributions to the Stratosphere project of approximately $107.6 million and has outstanding advances to Stratosphere of $50.0 million. The Company has written off or reserved for these investments and other related costs in the project as of December 29, 1996, in the amount of $161.8 million and has included this amount in the Company's 1996 fiscal year results in the Consolidated Financial Statements incorporated by reference herein, in project write-downs.

     The Company periodically evaluates its development program and may determine to complete projects or may determine not to develop any project, based upon market, financial, or regulatory factors. No assurance can be given that any of these projects will be completed as scheduled or contemplated.

                   SUMMARY OF THE TERMS OF THE EXCHANGE OFFER

THE EXCHANGE OFFER.........  The Company is offering to exchange $1,000 principal amount of its New Notes for each $1,000 principal amount of its outstanding Old Notes that are properly tendered and accepted. As of the date of this Prospectus, $115,000,000 in aggregate principal amount of Old Notes were outstanding, which is the maximum amount authorized in aggregate by the Indenture for all Notes. As of the Record Date, there was one (1) registered holder of Old Notes.

EXPIRATION DATE............  5:00 p.m., New York City time, on February 23, 1998
                             (the "Expiration Date"). See "THE EXCHANGE OFFER -- Terms of the Exchange Offer; Expiration Date; Termination."

ACCRUED INTEREST ON THE NEW
  NOTES AND OLD NOTES......  The New Notes will bear interest from their respective issuance dates at the same rate and upon the same terms as the Old Notes. Eligible Holders whose Old Notes are accepted for exchange will receive accrued but unpaid interest thereon to, but not including, the issuance date of the New Notes and will be deemed to have waived the right to receive any payment in respect of interest on the Old Notes accrued from and after the date of issuance of the New Notes. Such accrued but unpaid interest on the Old Notes will be payable with the first interest payment on the New Notes to the holder of the New Notes.

CONDITIONS OF THE EXCHANGE
  OFFER....................  The Exchange Offer is subject to certain customary conditions, including (i) no commencement of any action, legal or governmental, with respect to the Exchange Offer or which the Company reasonably determines would make it inadvisable to proceed with the Exchange Offer, (ii) no banking moratorium or similar event or international calamity involving the United States, and (iii) no change in the business or prospects of the Company that may have a material adverse effect on the Company. The Company expects that the foregoing conditions will be satisfied. All such conditions may be waived by the Company. Eligible Holders of Old Notes may have certain rights and remedies against the Company under the Registration Rights Agreement should the Company fail to consummate the Exchange Offer. See "THE EXCHANGE OFFER -- Conditions of the Exchange Offer."

PROCEDURES FOR TENDERING
OLD NOTES..................  Each Eligible Holder wishing to accept the Exchange
                             Offer must complete and sign the Letter of Transmittal, have the signature thereon guaranteed if required by Instruction 5 of the Letter of Transmittal and mail or deliver the Letter of Transmittal, together with the Old Notes (or a Notice of Guaranteed Delivery) and any other required documents (such as evidence of authority to act, if the Letter of Transmittal is signed by someone acting in a fiduciary or representative capacity), to the Exchange Agent at the address set forth herein and in the Letter of Transmittal on or prior to the Expiration Date. Any beneficial owner (as described in "THE EXCHANGE OFFER -- Procedures for Tendering

                             Old Notes") of Old Notes whose Old Notes are registered in the name of a nominee, such as a broker, dealer, commercial bank or trust company and who wishes to tender Old Notes in the Exchange Offer should contact such entity or person promptly and instruct them to tender on such beneficial owner's behalf.

                             Certain brokers, dealers, commercial banks, trust companies and other nominees who hold Old Notes through the Depositary Trust Company (the "Book-Entry Transfer Facility") must effect tenders by book-entry through the Book-Entry Transfer Facility's automated tender offer program ("ATOP"). Tendering Eligible Holders of Old Notes wishing to accept the Exchange Offer must complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile together with either certificates for such Old Notes or, if tendering through ATOP, a Book-Entry Confirmation (as defined herein) of such Old Notes into the Book-Entry Transfer Facility, if such procedure is available, and any other required documentation to the exchange agent (the "Exchange Agent") at the address set forth herein. Tendering holders of Old Notes that use ATOP will, by so doing, acknowledge that they are bound by the terms of the Letter of Transmittal. See "THE EXCHANGE OFFER -- Procedures for Tendering Old Notes." By executing the Letter of Transmittal, each Holder will represent to the Company, among other things, that (i) the New Notes acquired pursuant to the Exchange Offer by the Holder and any other person are being obtained in the ordinary course of business of the person receiving such New Notes,
                             (ii) neither the Holder nor such other person is participating in, intends to participate in or has an arrangement or understanding with any person to participate in the distribution of such New Notes and (iii) neither the Holder nor such other person is an "affiliate," as defined under Rule 405 of the Securities Act, of the Company. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker or dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker or dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. See "The Exchange Offer -- Procedures for Tendering Old Notes" and "PLAN OF DISTRIBUTION."

GUARANTEED DELIVERY
  PROCEDURES...............  Eligible Holders of Old Notes who wish to tender their Old Notes and (i) whose Old Notes are not immediately available or (ii) who cannot deliver their Old Notes, Letter of Transmittal and any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date, must tender their Old Notes according to the guaranteed delivery procedures set forth in "THE EXCHANGE OFFER -- Guaranteed Delivery Procedures."

WITHDRAWAL OF TENDERS......  Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. See "THE EXCHANGE OFFER -- Withdrawal Rights."

ACCEPTANCE OF OLD NOTES AND
  DELIVERY OF NEW NOTES....  Subject to the satisfaction or waiver of all conditions of the Exchange Offer, the Company will accept for exchange any and all Old Notes which are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date. The New Notes issued pursuant to the Exchange Offer will be delivered in exchange for the applicable Old Notes accepted in the Exchange Offer promptly following the Expiration Date. See "THE EXCHANGE OFFER -- Acceptance of Old Notes for Exchange; Delivery of New Notes."

CERTAIN FEDERAL INCOME TAX
  CONSEQUENCES.............  For a discussion of certain federal income tax consequences of the exchange of the Old Notes, see "CERTAIN FEDERAL INCOME TAX CONSIDERATIONS."

EXCHANGE AGENT.............  Firstar Bank of Minnesota, N.A., is the Exchange
                             Agent. The address and telephone number of the Exchange Agent are set forth in "THE EXCHANGE OFFER -- Assistance."

                      CONSEQUENCES OF EXCHANGING OLD NOTES

     Eligible Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend thereon as a consequence of the issuance of the Old Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register Old Notes under the Securities Act. See "REGISTRATION RIGHTS." Based on interpretations by the staff of the Commission issued to third parties, New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by Eligible Holders thereof (other than any such Holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such Eligible Holders' business and such Eligible Holders have no arrangement with any person to participate in the distribution of such New Notes. Each Holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of New Notes. If any Holder is an affiliate of the Company or is engaged in or intends to engage in or has any arrangement or understanding with respect to the distribution of the New Notes to be acquired pursuant to the Exchange Offer, such Holder (i) could not rely on the applicable interpretations of the staff of the Commission and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities.

                      SUMMARY DESCRIPTION OF THE NEW NOTES

ISSUER.....................  The Company

GUARANTOR..................  The Guarantors

SECURITIES OFFERED.........  Up to $115 million aggregate principal amount of
                             New Notes, less the principal amount of Old Notes not exchanged. See "DESCRIPTION OF THE NEW NOTES AND GUARANTEES."

COMPARISON OF NEW NOTES TO
  OLD NOTES................  The form and terms of the New Notes will be identical in all material respects to the form and terms of the Old Notes, except that the offering and sale of the New Notes will have been registered under the Securities Act. The rights of the holders of New Notes and the holders of Old Notes will be identical in all material respects.

INTEREST PAYMENT DATES.....  April 15 and October 15 of each year, or if any such date is not a business day, on the next succeeding business day, commencing on the first such date following the Expiration Date.

INTEREST RATE..............  The New Notes will bear interest payable in cash from their respective dates of issuance at the same rate and upon the same terms as the Old Notes. The New Notes will bear interest at a rate equal to 9% per annum.

MATURITY DATE..............  October 15, 2004.

MANDATORY REDEMPTION.......  The Company will not be required to make mandatory redemption or sinking fund payments prior to maturity with respect to the New Notes. The New Notes will not be redeemable at the option of the Company before the First Optional Redemption Date. The First Optional Redemption Date for the New Notes will be October 15, 2001. From and after such First Optional Redemption Date, the New Notes will be subject to redemption at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at a premium over the principal amount thereof, declining ratably to par until maturity, plus accrued and unpaid interest and Liquidated Damages, if any.

RANKING....................  The New Notes will rank senior in right of payment to all Subordinated Indebtedness of the Company. Each Note Guarantee will rank senior in right of payment to all Subordinated Indebtedness of the respective Guarantor. The New Notes will be unsecured. The New Notes and the Note Guarantees will be effectively subordinated in right of payment to secured Indebtedness of the Company and the Guarantors, respectively, to the extent of the assets securing such Indebtedness.

GUARANTY...................  The New Notes are full and unconditional, joint and several obligations of the Guarantors (as are the Old Notes), and each Note Guarantee will be a senior unsecured obligation of the respective Guarantor. Strato-sphere Corporation will not be a Guarantor and will be an Unrestricted Subsidiary under the Indenture. The obligations of each Guarantor under its Note Guarantee will be limited to the extent necessary under any applicable corporate law to ensure it does not constitute a fraudulent conveyance under applicable law.

PRINCIPAL COVENANTS........  The Indenture contains covenants relating to certain business, financial and operating matters of the Guarantors and the Company, including, without limitation, a prohibition against (i) Restricted Payments (as defined); (ii) the incurrence of any Indebtedness (including Acquired Indebtedness or Deemed Incurred Indebtedness) (as defined) or any shares of Disqualified Stock (as defined); or (iii) the creation or incurrence of any Lien that secures obligations under any Indebtedness, except Permitted Liens, and, except in the case of clause (i) and (ii), under certain specified circumstances. In addition, the Indenture provides that the Company will not merge or consolidate with or into, or dispose of all or substantially all of its assets to, any person unless certain conditions are met. See "DESCRIPTION OF THE NEW NOTES AND GUARANTEES -- Certain Covenants."

CHANGE OF CONTROL..........  In the event there is a Change of Control (as defined), the Company is required to offer to redeem all of the New Notes then outstanding at a purchase price equal to 101% of principal amount of New Notes, plus in each case accrued and unpaid interest thereon.

     For additional information regarding the New Notes, see "DESCRIPTION OF THE NEW NOTES AND GUARANTEES."

                                  RISK FACTORS

     Eligible Holders should carefully consider, among other factors, the following:

     RISKS OF LEVERAGED FINANCIAL POSITION. The Company has substantial annual debt service along with other operating expenses. As of September 28, 1997, (excluding Stratosphere Corporation) the Company's pro forma ratio of indebtedness to total capital, after giving effect to the issuance of the Old Notes and the application of the net proceeds thereof, was approximately .53x. Additionally, as of September 28, 1997, on a pro forma basis, the Company had total indebtedness of approximately $570.8 million, which includes the Company's $450 million First Mortgage Notes and approximately $5.8 million of other senior indebtedness, including capitalized lease obligations. The Company may have additional contingent obligations with respect to Stratosphere. In connection with the closing of Stratosphere's First Mortgage Notes in 1995, the Company delivered a Standby Equity Commitment pursuant to which the Company may be obligated to purchase up to $20 million of additional equity in Stratosphere during each of the first three years (up to $60 million total) Stratosphere is operating to the extent Stratosphere's consolidated cash flow did not reach $50 million in each of such years. As a result of Stratosphere's Chapter 11 filing and the application of the federal bankruptcy laws, the continued enforceability of the Standby Equity Commitment is in question.

     POTENTIAL INABILITY TO SERVICE DEBT. The First Mortgage Notes are senior obligations of the Company and rank pari passu in right of payment with all other senior indebtedness. The First Mortgage Notes and certain other permitted senior indebtedness, including a senior credit facility, are secured on an equal and ratable basis (with certain exceptions) by substantially all of the assets of the Company and the stock of certain of the Company's wholly owned subsidiaries. The ability of the Company to make interest payments on the First Mortgage Notes, the New Notes and other indebtedness will depend on its ability to generate sufficient cash flows from operations. There can be no assurance that the Company will be able to generate sufficient cash flows from operations to make interest payments on the First Mortgage Notes and such other indebtedness.

     RISK OF INCURRENCE OF ADDITIONAL DEBT. The indenture pursuant to which the First Mortgage Notes were issued (the "First Mortgage Notes Indenture") permits, under certain circumstances, additional first mortgage indebtedness which would be collateralized and rank pari passu with the First Mortgage Notes. Such incurrence will also be subject to certain other conditions. In addition, the First Mortgage Notes Indenture permits the Company and its subsidiaries, under certain circumstances, to incur additional unsecured indebtedness, or indebtedness secured by assets that do not constitute collateral for the First Mortgage Notes or other senior indebtedness, such as future gaming facilities owned or operated by the Company. The ability of the Company to satisfy its obligations relating to any additional indebtedness will depend on its operating cash flow. Any inability of the Company to satisfy such debt obligations could adversely affect the Company's ability to conduct its operations or finance its capital needs.

     RANKING; EFFECT OF BANKRUPTCY. The New Notes will rank senior in right of payment to all Subordinated Indebtedness of the Company, and each Note Guarantee will rank senior in right of payment to all Subordinated Indebtedness of the respective Guarantor. The New Notes and the Note Guarantees will be effectively subordinated in right of payment to secured Indebtedness of the Company and Guarantors, respectively, to the extent of the assets securing such Indebtedness. The Notes are general unsecured obligations of the Company. As a result, in the event of any insolvency, liquidation or reorganization of the Company or upon acceleration of the Notes due to an Event of Default (as defined in the Indenture), the assets of the Company will be available to pay obligations on the Notes only after all secured Indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding.

     CHANGE OF CONTROL PUT RIGHTS; LIMITATIONS ON THE COMPANY'S REPURCHASE OBLIGATION. Upon the occurrence of a Change of Control (as defined), the Company will make an offer to purchase all or any part of the Notes pursuant to a Change of Control Offer (as defined), at a price in cash (the "Change of Control Payment") equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest and Liquidated Damages (as defined), if any, to the date of purchase. The existence of a holder's right to require the Company to repurchase such holder's Notes upon the occurrence of a Change of Control may deter a third party from seeking to acquire the Company in a transaction that would constitute a Change of Control. The source of funds for any repurchase of Notes upon a Change of Control will be the Company's cash or cash generated from operations or other sources, including borrowings, sales of assets or Capital Stock. However, there can be no assurance that sufficient funds will be available at the time of any Change of Control to make any required repurchases. Any failure by the Company to repurchase Notes tendered pursuant to a Change of Control Offer will be deemed an Event of Default (as defined).

     GAMING INDUSTRY IS HIGHLY COMPETITIVE. The gaming industry is highly competitive. Gaming activities include traditional land-based casinos; riverboat and dockside gaming; casino gaming on Indian land; state-sponsored lotteries and video poker in restaurants, bars and hotels; parimutuel betting on horse racing, dog racing and jai-alai; sports bookmaking; and card rooms. The casinos owned, managed and being developed by the Company compete, and will in the future compete, with all these forms of gaming, and will compete with any new forms of gaming that may be legalized in additional jurisdictions, as well as with other types of entertainment. Several large, well capitalized and experienced gaming operators have announced plans to enter the already highly competitive Mississippi Gulf Coast market. The Tunica Mississippi gaming market is also highly competitive. The Company also competes with other gaming companies for opportunities to acquire legal gaming sites in emerging and established gaming jurisdictions and for the opportunity to manage casinos on Indian land. Some of the competitors of the Company have more personnel and greater financial and other resources than the Company. Such competition in the gaming industry could adversely affect the Company's ability to attract customers and thus, adversely affect its operating results. In addition, further expansion of gaming into new jurisdictions could also adversely affect the Company's business by diverting its customers to competitors in such jurisdictions.

     HIGHLY REGULATED INDUSTRY. The ownership, management and operation of gaming facilities are subject to extensive federal, state, provincial, tribal and/or local laws, regulations, and ordinances, which are administered by the relevant regulatory agency or agencies in each jurisdiction (the "Regulatory Authorities"). These laws, regulations and ordinances vary from jurisdiction to jurisdiction, but generally concern the responsibility, financial stability and character of the owners and managers of gaming operations as well as persons financially interested or involved in gaming operations.

     MANAGEMENT CONTRACTS OF LIMITED DURATION. The Company cannot have an ownership interest in any casino it manages for Indian tribes. The management contracts for the various Indian-owned casinos that the Company manages for Indian tribes generally have a term of seven years. The management contracts for Grand Casino Mille Lacs and for Grand Casino Hinckley expire April 2, 1998 and May 15, 1999, respectively, and the management contracts for Grand Casino Avoyelles and Grand Casino Coushatta expire June 3, 2001 and January 16, 2002, respectively. There can be no assurance that any of these agreements or any other management contract will he renewed upon expiration or approved by the National Indian Gaming Commission ("NIGC") upon any such review. The failure to renew the Company's management contracts would result in the loss of revenues to the Company derived from such contracts, which would have an adverse effect on the Company's results of operations. For the fiscal year ended December 29, 1996, aggregate revenue derived from the Company's management contracts at these two casinos was approximately $27.1 million and for the nine month period ended September 28, 1997, aggregate revenue was approximately $25.0 million. The Coushatta Tribe and the Tunica-Biloxi Tribe each entered into tribal-state compacts with the State of Louisiana on September 29, 1992. These compacts were approved in November, 1992 by the Secretary of the Interior. These compacts expire in November, 1999 and will automatically renew for additional seven year terms unless either the tribes or the State of Louisiana delivers to the other prior written notice of non-renewal. The Company's management agreements with the Tunica-Biloxi Tribe and the Coushatta Tribe expire after November 1999. In the event the compacts are not renewed, legal gaming will not be permitted at Grand Casino Avoyelles or Grand Casino Coushatta. There can be no assurance that these compacts will be renewed on terms and conditions acceptable to either of the tribes.

     MANAGEMENT CONTRACTS SUBJECT TO GOVERNMENTAL MODIFICATION. NIGC has the power to require modifications to Indian management contracts under certain circumstances or to void such contracts or ancillary agreements including loan agreements if the management company falls to obtain requisite approvals or to comply with applicable laws and regulations. While the Company believes that its management contracts meet the requirements of the Indian Gaming Regulatory Act (the "IGRA"), NIGC has the right to review each contract and has the authority to reduce the term of a management contract or the management fee or otherwise require modification of the contract, which could have an adverse effect on the Company. In addition, the Company has made loans to Indian tribes which, in the aggregate, exceed the loan ceilings set forth in each of the Indian management contracts by a total of approximately $19.7 million. Under certain circumstances, these loans may not be enforceable by the Company.

     LIMITED RECOURSE AGAINST TRIBAL ASSETS. The Company has made, and will make, substantial loans to tribes for the construction, development, equipment and operations of casinos managed and to be managed by the Company. Although these loans are generally secured, in most instances, the Company has subordinated its security interest to other indebtedness of the tribe, which, in turn, has been guaranteed by the Company. The Company's only recourse for collection of indebtedness from a tribe or money damages for breach or wrongful termination of a management contract is from revenues, if any, from casino operations. The Company has subordinated, and may in the future subordinate, the repayment of the Company's loans to a tribe and other distributions due to the Company from a tribe in favor of other obligations of the tribe related to the casino operations. Accordingly, in the event of a default by a tribe, the Company's loans and other claims against the tribe will not be repaid until such default has been cured or the tribe's senior casino-related creditors have been repaid in full.

     GRAND CASINO GULFPORT -- POTENTIAL EARLY TERMINATION OF LEASE. On May 21, 1992, the Company entered into a lease (the "Port Lease") with the Mississippi State Port Authority (the "Authority") for the Grand Casino Gulfport mooring site and adjoining land for five years with renewal options totaling 45 years. The Authority has the option to cancel the Port Lease at any time upon 12 months' written notice if the Authority expands its own facilities to handle expanded shipping and related commerce activities. The Authority's liability to Grand Casino Gulfport upon such cancellation is limited to the depreciated value of the leased property (which does not include the casino). Although the Company does not believe that the Authority will exercise its option to cancel the Port Lease, any such cancellation would require the Company to find substitute property suitable for mooring Grand Casino Gulfport, which, if not then available on terms acceptable to the Company, would cause Grand Casino Gulfport to cease operations. In addition, all mooring sites would need to be approved by the Mississippi Gaming Commission.

     BILOXI SUBMERGED LAND LEASE RENTAL ADJUSTMENT. Grand Casino Biloxi's submerged land lease with the State of Mississippi provides that rent will be adjusted every 5 years. The rent will be required to be adjusted for the five year term beginning January 28, 1998. The rent is currently $700,000 per annum. The original rent was set, in part, based upon appraisals of the submerged land value in 1993. The rent may be substantially increased for the next five year term. If Grand Casino Biloxi cannot come to an agreement with the lessor, the lessor may terminate the submerged land lease.

     SEVERE WEATHER CONDITIONS ON THE GULF COAST; RISK OF FLOODING AT GRAND CASINO TUNICA. Grand Casino Gulfport and Grand Casino Biloxi are constructed on barges located adjacent to Gulf-front property and are subject to the risk of severe weather, including high winds, water action and hurricanes. In the event of severe weather, the Company has plans to securely moor the barges to their mooring sites or to evacuate the casinos to the back-bay area of Biloxi. The Company also maintains insurance policies that contain casualty cost and certain business interruption coverage for casualties resulting from severe weather, including hurricanes. However, a hurricane or other severe weather could cause significant physical damage to Grand Casinos Gulfport and Biloxi and, for a period of time, reduce the number of people traveling to the Gulf Coast, either of which could have a material adverse effect on the Company.

     Certain improvements at Grand Casino Tunica, including one of its hotels and certain of the parking lots adjacent to the Grand Casino Tunica are located on the river side of a levee. The parking lots are graded to approximately the 12-year flood plain, which means that, statistically, such grade level floods two weeks out of every 12-year period. While the Company does not anticipate that Grand Casino Tunica, which is constructed on three interlocking barges, will be affected by flooding, flooding may disrupt the casino operations and other amenities at Grand Casino Tunica and any such disruptions could have a material adverse effect on the Company. Furthermore, the Company believes that it will not be able to secure flood insurance for part or all of the Grand Casino Tunica facilities.

     PENDING LITIGATION. The Company and certain of its directors and officers are defendants in several lawsuits related to the Company's investment in Stratosphere Corporation, including, a purported class action lawsuit by shareholders of the Company pending in Federal District Court in Minnesota, a purported shareholder derivative action brought by shareholders of the Company against certain directors and officers of the Company pending in Hennepin County, Minnesota District Court, a purported class action lawsuit by shareholders of Stratosphere Corporation against the Company and certain of the Company's directors and officers pending in Federal District Court in Nevada, a purported class action lawsuit by shareholders of Stratosphere Corporation against the Company and certain of the Company's directors and officers pending in Clark County, Nevada District Court, a purported class action lawsuit by holders of pre-paid vacation packages sold by Bob Stupak seeking to have the Company held responsible for such packages pending in Clark County, Nevada District Court, a petition by the official Noteholders' Committee for assumption of the Standby Equity Commitment on behalf of the Stratosphere Corporation bankruptcy estate pending in U.S. Bankruptcy Court for the District of Nevada, and a claim by the successor trustee under the Stratosphere Corporation Indenture for performance under the Standby Equity Commitment pending in Federal District Court in Nevada. See "Part II, Item 1. Legal Proceedings" in the Company's Form 10-Q for the fiscal quarter ended September 28, 1997, which is incorporated herein by reference. On December 9, 1997 the U.S. Federal District Court for the District of Minnesota dismissed, with prejudice, a portion of the claims in the purported class action lawsuit brought by shareholders of the Company and plaintiffs have given no indication they intend to appeal the dismissal. The court also denied, in part, the Company's motion to dismiss. Discovery will now commence as to the remaining claims and the Company plans to defend itself vigorously. In connection with the closing of Stratosphere's First Mortgage Notes in 1995, the Company delivered a Standby Equity Commitment pursuant to which the Company could, under the terms and conditions described in the Standby Equity Commitment, be obligated to purchase up to $20 million of additional equity in Stratosphere during each of the first three years (up to $60 million total) Stratosphere is operating to the extent Stratosphere's consolidated cash flow did not reach $50 million in each of such years. A successor trustee under the Indenture pursuant to which Stratosphere issued its First Mortgage Notes has recently filed a complaint in the United States District Court for the District of Nevada naming the Company as a defendant. The complaint alleges that the Company has failed to perform under the Standby Equity Commitment and seeks an order compelling specific performance of the Company's alleged performance obligations under the Standby Equity Commitment. The trustee filed the complaint as a claimed third party beneficiary under the Standby Equity Commitment. As a result of Stratosphere's Chapter 11 filing and the application of the federal bankruptcy laws, the continued enforceability of the Standby Equity Commitment is in question. An adverse determination under this or other pending litigation may have a material adverse effect on the Company. The Company has not maintained directors' and officers' insurance. Under Minnesota corporate law, the Company is required, subject to certain limitations and exclusions, to indemnify its officers and directors. Accordingly, the Company will bear the cost of defending itself and its directors and officers in these matters and may be obligated to indemnify its officers and directors for any settlement or judgment of such matters. These lawsuits are in their early stages. The Company plans to defend itself vigorously. However, there can be no assurance that the costs of defense and any indemnifiable settlement or judgment will not have an adverse effect on the Company.

     ABSENCE OF PUBLIC MARKET. As of the Record Date, there is one (1) registered holder of Old Notes. There has previously been only a limited secondary market and no public market for the Old Notes. Eligible Holders of the New Notes may thus be unable to sell them for an extended period of time or at all. The Old Notes are not, and it is not anticipated that the New Notes will be, listed on any stock exchange or quoted on NASDAQ or any other quotation system. The Company does not expect an active public market for the New Notes to develop. To the extent that a market for the New Notes does develop, the market value of the New Notes will depend on market conditions (such as yields on alternative investments), general economic conditions, the Company's financial condition, and other factors. Such conditions might cause the New Notes, to the extent that they are actively traded, to trade at a significant discount from face value.

     RISK OF DIMINUTION OF CLAIMS IN BANKRUPTCY. Under an analysis adopted by at least one Bankruptcy Court, Eligible Holders who receive New Notes pursuant to the Exchange Offer might have a smaller claim in a subsequent bankruptcy of the Company than if they had not participated in the Exchange Offer. In general, a note represents a potential bankruptcy claim equal to its stated principal amount plus accrued and unpaid interest through the date a bankruptcy is commenced. Unmatured interest is not allowable as a claim under the Bankruptcy Code. In In re Chateaugay Corp., 109 Bankr. 51 (Bankr. S.D.N.Y. 1990), the Bankruptcy Court for the Southern District of New York held that the difference between (a) the market value of securities tendered in an exchange offer and (b) the face amount of securities issued in exchange therefor, constitutes unmatured interest that is not allowable as a claim. Under this reasoning, a bankruptcy court in a bankruptcy proceeding subsequent to the consummation of the Exchange Offer might determine that the New Notes were issued at the original issue discount represented by the difference, if any, between the face value of the New Notes and the fair market value of the Old Notes as of the date of the Exchange Offer, and reduce an Eligible Holder's claim by such difference. However, the United States Court of Appeals for the Second Circuit recently rejected this approach, reversing the decision of the Bankruptcy Court for the Southern District of New York and holding that, for bankruptcy law purposes, no new original issue discount arises when notes are exchanged for new notes of a like face amount. See In re Chateaugay Corp. v. Valley Fidelity Bank & Trust Co., 961 F.2d 378 (2d Cir. 1992); accord In re Pengo Industries, Inc. v. Licht, 962 F.2d 543 (5th Cir. 1992).

     CONSEQUENCES OF FAILURE TO EXCHANGE. The Old Notes, not tendered, of Eligible Holders who do not exchange such Old Notes pursuant to the Exchange Offer will remain restricted securities. Such Old Notes will continue to be subject to the following restrictions on transfer, as set forth in the each of the Purchase Agreement dated as of October 9, 1997 among the Company, the Guarantors, and the original purchaser of the Old Notes (the "Purchase Agreement") pursuant to which the Old Notes were originally purchased: (i) such Old Notes may be resold only if registered pursuant to the Securities Act, if an exemption from registration is available thereunder, or if neither such registration nor such exemption is required by law, (ii) such Old Notes shall bear a legend restricting transfer in the absence of registration or an exemption therefrom, and (iii) any such Eligible Holder who desires to sell or otherwise dispose of all or any part of such Old Notes under an exemption from registration under the Securities Act, if requested by the Company, must deliver to the Company an opinion of independent counsel experienced in Securities Act matters, reasonably satisfactory in form and substance to the Company, that such exemption is available.

                                USE OF PROCEEDS

     Neither the Company nor the Guarantors will receive any cash proceeds from the issuance of the New Notes offered hereby. In consideration of issuing the New Notes as contemplated in this Prospectus, the Company will receive in exchange Old Notes in like principal amount, the terms of which are identical in all material respect to the New Notes. The Old Notes surrendered in exchange for New Notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the New Notes will not result in any increase in the indebtedness of the Company or the Guarantors. Proceeds from the sale of the privately placed Old Notes will be used to refinance existing capital lease financing and for other general corporate purposes.

                                 CAPITALIZATION

     The following table sets forth: (i) the consolidated capitalization of Grand Casinos, Inc., on a historical basis as of September 28, 1997 and (ii) the consolidated capitalization of Grand Casinos, Inc., as of September 28, 1997, as adjusted to give effect to issuance of the Old Notes. The historical information in this table is derived from the Consolidated Financial Statements of Grand Casinos, Inc. and should be read in conjunction with the more detailed information and financial statements available under "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                                                                AS OF SEPTEMBER 28, 1997
                                                              ----------------------------
                                                                ACTUAL         AS ADJUSTED
                                                                ------         -----------
                                                                     (IN THOUSANDS)
Cash and cash equivalents(1)(2).............................  $  140,333       $  146,172
                                                              ==========       ==========
Long-term obligations (including current portion of
  long-term indebtedness)(3)
  10 1/8% First Mortgage Notes..............................     450,000          450,000
  Capital lease obligations.................................     104,318                0
  Other Indebtedness........................................       5,853            5,853
  Senior Notes offered hereby...............................           0          115,000
                                                              ----------       ----------
          Total long-term debt..............................     560,171          570,853
Shareholders' Equity
  Capital Stock, $.01 par value, 100,000,000 shares
     authorized, 41,930,000 shares issued and outstanding,
     respectively...........................................         420              420
  Additional paid-in capital................................     413,530          413,530
  Net unrealized gains (losses) on securities available for
     sale...................................................         187              187
  Retained Earnings(4)......................................      80,382           77,585
                                                              ----------       ----------
          Total Shareholders' Equity........................     494,519          491,722
                                                              ----------       ----------
Total Capitalization........................................  $1,054,690       $1,062,575
                                                              ==========       ==========

-------------------------
(1) Excludes restricted cash and cash equivalents of $6.1 million as of September 28, 1997.

(2) Net of estimated commissions and offering costs estimated at $3.8 million.

(3) Includes short-term indebtedness of $1.4 million and $4.5 million in capital lease obligations and other indebtedness, respectively.

(4) Reflects an estimated charge of $2.8 million, net of taxes (assuming a 35% effective tax rate) to be reflected in the Company's consolidated statement of earnings upon consummation of the Exchange Offer.

                   SELECTED HISTORICAL FINANCIAL INFORMATION
       (DOLLARS AND SHARES IN THOUSANDS, EXCEPT EARNINGS PER SHARE DATA)

     The following table presents historical financial information derived from the Company's audited and unaudited consolidated financial statements and other data as of the date and for the periods indicated. The historical information in this table is derived from the Consolidated Financial Statements of Grand Casinos, Inc. and should be read in conjunction with the more detailed information and financial statements available under "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE." Operating results for the nine months ended September 28, 1997 are not necessarily indicative of the results that may be expected for the entire fiscal year.

                                       NINE MONTHS ENDED
                                 -----------------------------                       FISCAL YEARS ENDED
                                 SEPTEMBER 29,   SEPTEMBER 28,   -----------------------------------------------------------
                                     1996            1997           1996            1995        1994       1993       1992
                                 -------------   -------------      ----            ----        ----       ----       ----
STATEMENT OF EARNINGS DATA:
Net Revenues....................     363,539         460,586        490,019         372,872    285,774    117,032      9,229
Earnings from operations........      97,677         114,436         97,408         116,315     51,859     29,328      3,170
Ratio of earnings to fixed
  charges.......................         3.3x            3.1x            --(3)          3.0x       3.2x       2.5x      28.5x
Earnings (loss) per share before
  extraordinary charge..........        0.94            1.27          (2.43)(1)        1.98       0.87       0.71       0.13
BALANCE SHEET DATA:
Total Assets....................   1,230,131       1,227,660      1,122,816       1,128,108    483,883    426,644     72,305
Long-term debt..................     468,121         541,945        511,742         459,070    123,126    118,561      8,650
Shareholders' equity............     582,516         494,519        439,673         526,100    276,861    247,864     55,156
Shares outstanding at
  year-end......................      41,768          41,930         41,796          40,988     33,447     33,415     22,003
Book value per share............       13.95           11.79          10.52           12.84       8.28       7.42       2.51

-------------------------
(1) Earnings per share for the fiscal year ended December 29, 1996 includes $(3.59) for project write-downs and losses associated with Stratosphere.

(2) For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings from continuing operations before income taxes and fixed charges. Fixed charges include interest expense and amortization of debt issuance costs.

(3) Earnings before fixed charges were insufficient to cover fixed charges by $63,761 for this fiscal year ended December 29, 1996. For the fiscal year ended December 29, 1996, earnings include a $149,050 non-cash write-down of the Stratosphere investment.

                               THE EXCHANGE OFFER

PURPOSE OF THE EXCHANGE OFFER

     The Company is making the Exchange Offer to satisfy its obligations under the Registration Rights Agreement and Purchase Agreement, which have been included as exhibits to the Registration Statement of which this Prospectus is a part.

TERMS OF THE EXCHANGE OFFER

     The Company hereby offers, upon the terms and subject to the conditions set forth herein and in the accompanying letter of transmittal (the "Letter of Transmittal"), to exchange $1,000 in principal amount of New Notes for each $1,000 in principal amount of its outstanding Old Notes. New Notes will be issued only in integral multiples of $1,000 to each tendering Eligible Holder whose Old Notes are accepted in the Exchange Offer. The Company will accept any Old Notes validly tendered and not withdrawn prior to 5:00 p.m. New York City time on the Expiration Date. Old Notes that are not accepted for exchange will be returned as promptly as practicable after the Expiration Date. Eligible Holders may tender all or a portion of their Old Notes pursuant to the Exchange Offer.

     The form and terms of the New Notes under the Indenture will be identical in all material respects to the form and terms of the Old Notes, except that the offering of the New Notes will have been registered under the Securities Act. The New Notes will bear interest from their respective dates of issuance at the same rate and upon the same terms as the Old Notes. See "DESCRIPTION OF THE NEW NOTES AND GUARANTEES." Accrued and unpaid interest on the Old Notes accepted for exchange for the period to but not including the date of issuance of the New Notes (the "Exchange Date") will be paid to the holders of New Notes on the first Interest Payment Date (as defined) for the New Notes. Eligible Holders whose Old Notes are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on the Old Notes accrued on and after the Exchange Date.

     As of the date of this Prospectus, $115,000,000 aggregate principal amount of Old Notes were outstanding.

     This Prospectus and the Letter of Transmittal are being sent to all Eligible Holders of Old Notes as of January 26, 1998 (the "Record Date"). As of the Record Date, there is one (1) registered holder of Old Notes. The Company believes that, as of the date of this Prospectus, none of such holders is an affiliate (as defined in Rule 405 under the Securities Act) of the Company.

     Tendering Eligible Holders will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes for New Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain taxes which may be levied in the event of any transfer of ownership, in connection with the Exchange Offer. See "THE EXCHANGE OFFER -- Transfer Taxes" below.

EXPIRATION DATE; TERMINATION

     The Exchange Offer will expire on the Expiration Date, i.e., 5:00 p.m., New York City time, on February 23, 1998; provided, however, that if the Company, in its sole discretion, has extended the period of time for which the Exchange Offer is open, the term "Expiration Date" means the latest time and date to which the Exchange Offer is extended.

     The Company expressly reserves the right, at any time or from time to time, to extend the period of time during which the Exchange Offer is open, and thereby delay acceptance for exchange of any Old Notes, by giving oral or written notice of such extension to the Eligible Holders thereof. During any such extension, all Old Notes previously tendered will remain subject to the Exchange Offer and may be accepted for exchange by the Company. Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

     The Company expressly reserves the right to amend or terminate the Exchange Offer, and not to accept for exchange any Old Notes not theretofore accepted for exchange, upon the occurrence of any of the conditions of the Exchange Offer specified below under "Certain Conditions to the Exchange Offer." The Company will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the Old Notes as promptly as practicable, such notice in the case of any extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

PROCEDURES FOR TENDERING OLD NOTES

     The tender by an Eligible Holder as set forth below and the acceptance thereof by the Company will constitute a binding agreement between the tendering Eligible Holder and the Company upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal. Except as set forth below, an Eligible Holder who wishes to tender Old Notes for exchange pursuant to the Exchange Offer must transmit such Old Notes, together with a properly completed and duly executed Letter of Transmittal, including all other documents required by such Letter of Transmittal, to the Exchange Agent at the address set forth on the back cover page of this Prospectus on or prior to 5:00 p.m. New York City time on the Expiration Date. The method of delivery of old notes, letters of transmittal and all other required documents is at the election and risk of the eligible holders. If such delivery is by mail, it is recommended that registered mail, properly insured, with return receipt requested, be used. Instead of delivery by mail, it is recommended that the eligible holder use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery.

     Each signature on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Old Notes surrendered for exchange pursuant thereto are tendered (i) by a registered holder of the Old Notes who has not completed either the box entitled "Special Exchange Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or
(ii) by an Eligible Institution (as defined below). In the event that a signature on a Letter of Transmittal or a notice of withdrawal, as the case may be, is required to be guaranteed, such guarantee must be by a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or is otherwise an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (collectively, "Eligible Institutions"). If Old Notes are registered in the name of a person other than a signer of the Letter of Transmittal, the Old Notes surrendered for exchange must either (i) be endorsed by the registered holder, with the signature thereon guaranteed by an Eligible Institution, or (ii) be accompanied by a bond power, in satisfactory form as determined by the Company in its sole discretion, duly executed by the registered holder, with the signature thereon guaranteed by an Eligible Institution along with the other documents required upon transfer by the Purchase Agreement. The term "registered holder" as used herein with respect to the Old Notes means any person in whose name the Old Notes are registered on the books of the Registrar for the Old Notes.

     Tenders may be made only in principal amounts of $1,000 and integral multiples thereof. Subject to the foregoing, Eligible Holders may tender less than the aggregate principal amounts represented by the Old Notes deposited with the Exchange Agent provided they appropriately indicate this fact on the Letter of Transmittal accompanying the tendered Old Notes.

     All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of Old Notes tendered for exchange will be determined by the Company in its sole, reasonable discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any and all tenders of any particular Old Notes not properly tendered or to reject any particular Old Notes which acceptance might, in the judgment of the Company or its counsel, be unlawful. The Company also reserves the absolute right to waive any defects or irregularities or conditions of the Exchange Offer as to any particular Old Notes either before or after the Expiration Date (including the right to waive the ineligibility of any holder who seeks to tender Old Notes in the Exchange Offer). The interpretation of the terms and conditions of the Exchange Offer (including the Letter of Transmittal and the instructions thereto) by the Company shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes for exchange must be cured within such reasonable period of time as the Company shall determine. The Company will use reasonable efforts to give notification of defects or irregularities with respect to tenders of Old Notes for exchange, but shall not incur any liability for failure to give such notification. Tenders of the Old Notes will not be deemed to have been made until such irregularities have been cured or waived.

     If any Letter of Transmittal, endorsement, bond power, powers of attorney or any other document required by the Letter of Transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and, unless waived by the Company, proper evidence satisfactory to the Company of such person's authority to so act must be submitted.

     ANY BENEFICIAL OWNER WHOSE OLD NOTES ARE REGISTERED IN THE NAME OF A BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY, OR OTHER NOMINEE AND WHO WISHES TO TENDER OLD NOTES IN THE EXCHANGE OFFER SHOULD CONTACT SUCH REGISTERED HOLDER PROMPTLY AND INSTRUCT SUCH REGISTERED HOLDER TO TENDER ON SUCH BENEFICIAL OWNER'S BEHALF. IF SUCH BENEFICIAL OWNER WISHES TO TENDER DIRECTLY, SUCH BENEFICIAL OWNER MUST, PRIOR TO COMPLETING AND EXECUTING THE LETTER OF TRANSMITTAL AND TENDERING OLD NOTES, MAKE APPROPRIATE ARRANGEMENTS TO REGISTER OWNERSHIP OF THE OLD NOTES IN SUCH BENEFICIAL OWNER'S NAME. BENEFICIAL OWNERS SHOULD BE AWARE THAT THE TRANSFER OF REGISTERED OWNERSHIP MAY TAKE CONSIDERABLE TIME.

     Each Eligible Holder that tenders the Old Notes in the Exchange Offer will be required to represent to the Company that the New Notes to be acquired by such Eligible Holder and any beneficial owner(s) pursuant to the Exchange Offer are being acquired in the ordinary course of business of such Eligible Holder and any beneficial owner(s), that such Eligible Holder and each beneficial owner are not participating, do not intend to participate, and have no arrangement with any person to participate, in the distribution of the New Notes, and to acknowledge that any person participating in the Exchange Offer for the purpose of distributing the New Notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the New Notes acquired by such person and cannot rely on the position of the staff of the Commission set forth in various no-action letters that are discussed under "Resales of the New Notes" below.

GUARANTEED DELIVERY PROCEDURES

     Eligible Holders who wish to tender their Old Notes but whose Old Notes are not immediately available or who cannot deliver their Old Notes and Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date must tender their Old Notes according to the guaranteed delivery procedures set forth in the Letter of Transmittal. Pursuant to such procedures: (i) such tender must be made by or through an Eligible Institution and a Notice of Guaranteed Delivery (as defined in the Letter of Transmittal) must be signed by such Eligible Holder; (ii) prior to the Expiration Date, the Exchange Agent must have received from the Eligible Holder and the Eligible Institution a properly completed and duly executed Letter of Transmittal and a Notice of Guaranteed Delivery (by facsimile transmission, mail, or hand delivery) setting forth the name and address of the Eligible Holder, the certificate number or numbers of the tendered Old Notes, and the principal amount of tendered Old Notes, stating that the tender is being made thereby and guaranteeing that, within four business days after the date of delivery of the Notice of Guaranteed Delivery, the tendered Old Notes and any other required documents will be deposited by the Eligible Institution with the Exchange Agent; and (iii) such properly completed and executed documents required by the Letter of Transmittal and the tendered Old Notes in proper form for transfer must be received by the Exchange Agent within four business days after the Expiration Date. Any Eligible Holder who wishes to tender Old Notes pursuant to the guaranteed delivery procedures described above must ensure that the Exchange Agent receives the Notice of Guaranteed Delivery and Letter of Transmittal relating to such Old Notes prior to 5:00 p.m., New York City time, on the Expiration Date. Failure to complete the guaranteed delivery procedures outlined above will not, of itself, affect the validity or effect a revocation of any Letter of Transmittal form properly completed and executed by an Eligible Holder who attempted to use the guaranteed delivery process.

ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF NEW NOTES

     Upon satisfaction or waiver of all the conditions to the Exchange Offer, the Company will accept, promptly after the Expiration Date, all Old Notes properly tendered and will issue the New Notes promptly after acceptance of the Old Notes. See "Conditions of the Exchange Offer". For purposes of the Exchange Offer, the Company shall be deemed to have accepted properly tendered Old Notes for exchange when, as, and if the Company has given oral or written notice thereof to all Eligible Holders of properly tendered Old Notes.

     In all cases, issuance of New Notes for Old Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of such Old Notes, a properly completed and duly executed Letter of Transmittal and all other required documents; provided, however, that the Company reserves the absolute right to waive any defects or irregularities in the tender or conditions of the Exchange Offer. If any tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Old Notes are submitted for a greater principal amount than the Eligible Holder desires to exchange, such unaccepted or non-exchanged Old Notes or substitute Old Notes evidencing the unaccepted portion, as appropriate, will be returned without expense to the tendering Eligible Holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

WITHDRAWAL RIGHTS

     Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m. New York City time on the Expiration Date. For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent at its address set forth on the back cover page of this Prospectus. Any such notice of withdrawal must (i) specify the name of the person having deposited the Old Notes to be withdrawn (the "Depositor"), (ii) identify the Old Notes to be withdrawn (including the certificate number or numbers and principal amount of such Old Notes), (iii) be signed by the Eligible Holder in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by a bond power into the name of the person withdrawing the tender, in satisfactory form as determined by the Company in its sole discretion, duly executed by the registered holder, with the signature thereon guaranteed by an Eligible Institution along with the other documents required upon transfer by the Purchase Agreement, and (iv) specify the name in which such Old Notes are to be re-registered, if different from the Depositor, pursuant to such documents of transfer. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. The Old Notes so withdrawn, if any, will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Old Notes which have been tendered for exchange but which are withdrawn will be returned to the Eligible Holder thereof without cost to such Eligible Holder as soon as practicable after withdrawal. Properly withdrawn Old Notes may be retendered by following one of the procedures described under "Procedures for Tendering Old Notes" above at any time on or prior to the Expiration Date.

CONDITIONS OF THE EXCHANGE OFFER

     Notwithstanding any other provision of the Exchange Offer, the Company shall not be required to accept for exchange, or to issue the New Notes in exchange for, any Old Notes and may terminate or amend the Exchange Offer if, at any time before the acceptance of the Old Notes for exchange or the exchange of the New Notes for the Old Notes, any of the following events shall occur, which occurrence, in the sole judgment of the Company and regardless of the circumstances (including any action by the Company) giving rise to any such events, makes it inadvisable to proceed with the Exchange Offer:

          (a) there shall be threatened, instituted, or pending any action or proceeding before, or any injunction, order, or decree shall have been issued by, any court or governmental agency or other governmental regulatory or administrative agency or commission (i) seeking to restrain or prohibit the making or consummation of the Exchange Offer or any other transaction contemplated by the Exchange Offer, or assessing or seeking any damages as a result thereof, or (ii) resulting in a material delay in the ability of the Company to accept for exchange or exchange some or all of the Old Notes pursuant to the Exchange Offer; or any statute, rule, regulation, order or injunction shall be sought, proposed, introduced, enacted, promulgated, or deemed applicable to the Exchange Offer or any of the transactions contemplated by the Exchange Offer by any domestic or foreign government or governmental authority or any action shall have been taken, proposed, or threatened by any domestic or foreign government or governmental authority that, in the reasonable judgment of the Company, might directly or indirectly result in any of the consequences referred to in clauses (i) or (ii) above or, in the reasonable judgment of the Company, might result in the holders of the New Notes having obligations with respect to resales and transfers of New Notes that are greater than those described in the interpretation of the Commission referred to on the cover page of this Prospectus or would otherwise in the reasonable judgment of the Company make it inadvisable to proceed with the Exchange Offer; provided, however, that the Company will use reasonable efforts to modify or amend the Exchange Offer or to take such other reasonable steps as to make the provisions of this section inapplicable;

          (b) there shall have occurred (i) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation by any governmental agency or authority which adversely affects the extension of credit, or (ii) a commencement of a war, armed hostilities, or other similar international calamity directly or indirectly involving the United States, or, in the case of any of the foregoing existing at the time of the commencement of the Exchange Offer, a material acceleration or worsening thereof; or

          (c) any change (or any development involving a prospective change) shall have occurred or be threatened in the business, properties, assets, liabilities, financial condition, operations, results of operations, or prospects of the Company that, in the reasonable judgment of the Company, is or may be adverse to the Company or the Guarantor, or the Company shall have become aware of facts that, in the sole judgment of the Company, have or may have adverse significance with respect to the value of the Old Notes or the New Notes.

     The Company expects that the foregoing conditions will be satisfied. The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition or may be waived by the Company in whole or in part at any time and from time to time in its reasonable discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described above will be final and binding upon all parties.

     In addition, the Company will not accept for exchange any Old Notes tendered, and no New Notes will be issued in exchange for any such Old Notes, if at such time any stop order shall be threatened or in effect with respect to the Registration Statement or the qualification of the Senior Note Indenture under the Trust Indenture Act of 1939.

     Eligible Holders of Old Notes may have certain rights and remedies against the Company under the Registration Rights Agreement should the Company fail to consummate the Exchange Offer, notwithstanding any nonfulfillment of the above conditions. Such conditions are not intended to modify such rights and remedies in any respect.

ASSISTANCE

     All tendered Old Notes, executed Letters of Transmittal and other related documents should be directed to the Exchange Agent. Questions and requests for assistance and requests for additional copies of the Prospectus, the Letter of Transmittal and other related documents should be addressed to the Exchange Agent as follows:

                        Firstar Bank of Minnesota, N.A.
                             101 East Fifth Street
                            St. Paul, MN 55101-1860

FEES AND EXPENSES

     The Company will not make any payment to brokers, dealers, or others soliciting acceptances of the Exchange Offer. The Registration Rights Agreement provides that the Company will bear all expenses incident to its performance thereunder, with certain exceptions.

TRANSFER TAXES

     Eligible Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct the Company to register New Notes in the name of, or request that Old Notes not tendered or not accepted in the Exchange Offer be returned to, a person other than the tendering Eligible Holder will be responsible for the payment of any applicable transfer tax thereon.

CONSEQUENCES OF FAILURE TO EXCHANGE

     The untendered Old Notes of Eligible Holders who do not exchange such Old Notes for New Notes pursuant to the Exchange Offer will remain restricted securities. Such Old Notes will continue to be subject to the following restrictions on transfer of such Old Notes, as set forth in the Purchase Agreement pursuant to which the Old Notes were originally purchased: (i) such Old Notes may be resold only if registered pursuant to the Securities Act, if an exemption from registration is available thereunder, or if neither such registration nor such exemption is required by law, (ii) such Old Notes shall bear a legend restricting transfer in the absence of registration or an exemption therefrom, and (iii) any such Eligible Holder who desires to sell or otherwise dispose of all or any part of such Old Notes under an exemption from registration under the Securities Act, if requested by the Company, must deliver to the Company an opinion of independent counsel experienced in Securities Act matters, reasonably satisfactory in form and substance to the Company, that such exemption is available. See "RISK FACTORS -- Risk of Diminution of Claims in Bankruptcy; Consequences of Failure to Exchange."

ACCOUNTING TREATMENT

     The New Notes will be recorded at the same carrying value as the Old Notes, as reflected in the Company's accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized by the Company. The expenses of the Exchange Offer will be amortized over the term of the New Notes.

RESALES OF THE NEW NOTES

     With respect to resales of New Notes, based on an interpretation by the staff of the SEC set forth in no-action letters issued to third parties, the Company believes that an Eligible Holder (other than (i) a broker-dealer who purchases such New Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an affiliate of the Company within the meaning of Rule 405 under the Securities Act) who exchanges Old Notes for New Notes in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the New Notes, will be allowed to resell the New Notes to the public without further registration under the Securities Act and without delivering to the purchasers of the New Notes a prospectus that satisfies the requirements of
Section 10 thereof. However, if any Eligible Holder acquires New Notes in the Exchange Offer for the purpose of distributing or participating in a distribution of the New Notes, such Eligible Holder cannot rely on the position of the staff of the Commission enunciated in Exxon Capital Holdings Corporation (available April 13, 1989) or similar no-action letters or any similar interpretive letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction, unless an exemption from registration is otherwise available.

     As contemplated by the above no-action letters and the Registration Rights Agreement, each Eligible Holder accepting the Exchange Offer is required to represent to the Company in the Letter of Transmittal that (i) the New Notes are to be acquired by the Eligible Holder and each beneficial owner in the ordinary course of business, (ii) the Eligible Holder and each beneficial owner are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the New Notes, and (iii) the Eligible Holder and each beneficial owner acknowledge that any person participating in the Exchange Offer for the purpose of distributing the New Notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale of the New Notes and cannot rely on the above no-action letters.

                  DESCRIPTION OF THE NEW NOTES AND GUARANTEES

     The Old Notes have been, and the New Notes will be, issued under the Indenture and pursuant to the Purchase Agreement. The terms of the Notes include those stated in the Indenture and, with respect to the New Notes, those made a part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act") as in effect on the date of the Indenture.

     The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture, including definitions therein and those terms made a part of the Indenture by reference to the Trust Indenture Act in effect on the date of the Indenture. Capitalized terms used herein and not otherwise defined in this Prospectus have the meanings ascribed to them in the Indenture. A copy of the Indenture has been incorporated by reference as an Exhibit to the Registration Statement of which this Prospectus is a part.

GENERAL

     The New Notes will be issued by Grand Casinos, Inc. (the "Company") pursuant to the Exchange Offer and the Senior Note Indenture between the Company and Firstar Bank of Minnesota, N.A., as trustee (the "Trustee"). The New Notes will be unconditionally guaranteed, jointly and severally (each a "Note Guarantee" and, together, the "Note Guarantees"), by Grand Casinos Resorts, Inc., the subsidiaries that own and operate the Gulfport, Biloxi and Tunica casinos, the subsidiaries operating the Gulfport and Biloxi hotels and by each Restricted Subsidiary of the Company now existing or formed hereafter pursuant to the terms of the Senior Note Indenture (each a "Guarantor" and, together, the "Guarantors"). The terms of the New Notes include those stated in the Senior
Note Indenture and those made part of the Senior Note Indenture by reference to the Trust Indenture Act as in effect on the date of the Senior Note Indenture. The Senior Notes are subject to all such terms, and holders of Senior Notes are referred to the Senior Note Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Senior
Note Indenture does not purport to be complete and is qualified in its entirety by reference to the Senior Note Indenture, including the definitions therein of certain terms used below.

RANKING

     The New Notes will rank senior in right of payment to all Subordinated Indebtedness of the Company. Each Note Guarantee will rank senior in right of payment to all Subordinated Indebtedness of the respective Guarantor. The New Notes will be unsecured. The New Notes and the Note Guarantees will be effectively subordinated in right of payment to secured Indebtedness of the Company and the Guarantors, respectively, to the extent of the assets securing such Indebtedness.

NOTE GUARANTEES

     The Company's obligations under the New Notes and the Senior Note Indenture will be jointly and severally and fully and unconditionally guaranteed by the Guarantors, and each Note Guarantee will be a senior unsecured obligation of the respective Guarantor. Each Guarantor is a wholly owned subsidiary of the Company. Stratosphere Corporation will not be a Guarantor, and will be an Unrestricted Subsidiary under the Senior Note Indenture. The obligations of each Guarantor under its Note Guarantee will be limited to the extent necessary under any applicable corporate law to ensure it does not constitute a fraudulent conveyance under applicable law. Separate financial statements of each Guarantor have not been included herein because management of the Company has determined that they are not material.

     Except for the sale of a Guarantor by way of merger or consolidation, the Senior Note Indenture will provide that no Guarantor shall consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, whether or not affiliated with such Guarantor, unless: (i) subject to the provisions of the following paragraph and certain other provisions of the Senior Note Indenture, the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) assumes all the obligations of such Guarantor pursuant to a supplemental indenture in form reasonably satisfactory to the Trustee pursuant to which such Person shall unconditionally guarantee, on a senior basis, all of such

Guarantor's obligations under such Guarantor's Note Guarantee and the Senior
Note Indenture on the terms set forth in the Senior Note Indenture; (ii) immediately after giving effect to such transaction, no Default or Event of Default exists; (iii) such transaction will not result in the loss or suspension or material impairment of any material Gaming License; and (iv) such transactions would not require any holder of the New Notes to obtain a gaming license or be qualified under the laws of any applicable gaming jurisdiction, provided that such holder would not have been required to obtain a gaming license or be qualified under the laws of any applicable gaming jurisdiction in the absence of such transactions.

     The Senior Note Indenture provides that in the event of (i) a sale or other disposition of all or substantially all of the assets of any Guarantor or the sale of a Guarantor, by way of merger, consolidation or otherwise, (ii) a Restricted Subsidiary becoming an Unrestricted Subsidiary pursuant to terms of the Senior Note Indenture or (iii) or a sale or other disposition of all of the Capital Stock of any Guarantor, then such Guarantor (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all of the Capital Stock of such Guarantor or the Restricted Subsidiary becomes an Unrestricted Subsidiary pursuant to the terms of the Senior Note Indenture) or the corporation acquiring the property (in the event of a sale or other disposition of all or substantially all of the assets of such Guarantor) shall be released and relieved of any obligations under its Note Guarantee; provided that (x) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof and (y) the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the Senior Note Indenture; and provided further that any Mississippi Licensee and any corporation acquiring the property of a Mississippi Licensee (in the event of a sale or other disposition of all or substantially all of the assets of such Mississippi Licensee) shall not be released as provided in this sentence unless prior to the event described in clauses (i), (ii) or (iii) above the approval of the Mississippi Gaming Commission of this Offering of Notes has been received. See "Repurchase at the Option of Holders -- Asset Sales."

     The Senior Note Indenture provides that the Company shall cause each Restricted Subsidiary, now existing or hereafter formed or acquired, to (i) execute and deliver to the Trustee a supplemental indenture in form reasonably satisfactory to the Trustee pursuant to which such Restricted Subsidiary shall unconditionally guarantee all of the Company's obligations under the New Notes on the terms set forth in the Senior Note Indenture and (ii) deliver to the Trustee an opinion of counsel that, subject to customary assumptions and exclusions, such supplemental indenture has been duly executed and delivered by such Restricted Subsidiary. The Note Guarantee shall be released if the Company or its Restricted Subsidiaries cease to own any Equity Interests in such Restricted Subsidiary or if such Restricted Subsidiary becomes an Unrestricted Subsidiary in accordance with the terms of the Senior Note Indenture.

PRINCIPAL, MATURITY AND INTEREST

     The New Notes will be general unsecured obligations of the Company to be issued as provided in the Senior Note Indenture. The New Notes offered in the Offering will mature on October 15, 2004.

     Each New Note will bear interest at the rate of 9% per annum of the principal amount then outstanding from the Issuance Date to the date of payment of such principal amount of such New Note. Installments of fixed interest will become due and payable semi-annually in arrears on each April 15 and October 15 to the holders of record at the close of business on the preceding April 1 or October 1.

     The New Notes will be payable both as to principal and interest at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest may be made by check mailed to the holders of the New Notes at their respective addresses set forth in the register of holders of New Notes. Until otherwise designated by the Company, its office or agency in New York will be the office or agency of the Trustee maintained for such purpose. The New Notes will be issued in registered form, without coupons, and in denominations of $1,000 and integral multiples thereof.

MANDATORY REDEMPTION

     The Company will not be required to make mandatory redemption or sinking fund payments prior to maturity with respect to the New Notes.

OPTIONAL REDEMPTION

     Except as described below, the New Notes are not redeemable at the Company's option prior to the date set forth on such New Note (the "First Optional Redemption Date"). The First Optional Redemption Date for the New Notes will be October 15, 2001. From and after such First Optional Redemption Date, the New Notes will be subject to redemption at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest and Liquidated Damages, if any, thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on October 15 of the years indicated below:

                        YEAR                             PERCENTAGE
                        ----                             ----------
2001.................................................     104.500%
2002.................................................     102.250%
2003 and thereafter..................................     100.000%

     In addition, at any time prior to the First Optional Redemption Date, the Company may, at its option, redeem the New Notes, in whole or in part, at the redemption price equal to 100% of the principal amount thereof plus the applicable Make-Whole Premium.

     Notwithstanding any other provision hereof, if any Gaming Authority requires that a holder or beneficial owner of the New Notes must be licensed, qualified or found suitable under any applicable gaming laws in order to maintain any gaming license or franchise of the Company or any Restricted Subsidiary under any applicable gaming laws, and the holder or beneficial owner fails to apply for a license, qualification or finding of suitability within 30 days after being requested to do so by the Gaming Authority (or such lesser period that may be required by such Gaming Authority) or if such holder or beneficial owner is not so licensed, qualified or found suitable, the Company shall have the right, at its option, (i) to require such holder or beneficial owner to dispose of such holder's or beneficial owner's New Notes within 30 days of such failure to comply with such requirement in a timely manner or upon receipt of a demand for such divestiture by the applicable Gaming Authority (or such earlier date as may be required by the applicable Gaming Authority) or (ii) to call for redemption all of the New Notes of such holder or beneficial owner at a redemption price equal to the lesser of the principal amount thereof, the price at which such holder or beneficial owner acquired the New Notes or the fair market value thereof, together with, in either case, accrued and unpaid interest and Liquidated Damages, if any, to the earlier of the date of redemption or, the date of the finding of unsuitability by such Gaming Authority, which may be less than 30 days following the notice of redemption if so ordered by such Gaming Authority. In connection with any such redemption, and except as may be required by a Gaming Authority, the Company shall comply with the procedures contained in the New Notes for redemptions of the New Notes. Under the Senior Note Indenture, the Company is not required to pay or reimburse any holder of the New Notes or beneficial owner who is required to apply for such license, qualification or finding of suitability for the costs or fees of the licensure or investigation for such qualification or finding of suitability. Such expenses will, therefore, be the obligation of such holder or beneficial owner.

REPURCHASE AT THE OPTION OF ELIGIBLE HOLDERS

  CHANGE OF CONTROL

     Upon the occurrence of a Change of Control, the Company will make an offer to purchase all or any part (equal to $1,000 or an integral multiple thereof) of the New Notes pursuant to the offer described below (the "Change of Control Offer") at a price in cash (the "Change of Control Payment") equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase. Within 30 days following any Change of Control, the Company will mail a notice to each holder with the following information: (1) a Change of Control Offer is being made pursuant to the covenant entitled "Change of Control," and that all New Notes properly tendered pursuant to such Change of Control Offer will be accepted for payment; (2) the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed, except as may be otherwise required by applicable law (the "Change of Control Payment Date"); (3) any New Note not properly tendered will remain outstanding and continue to accrue interest; (4) unless the Company defaults in the payment of the Change of Control Payment, all New Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest after the Change of Control Payment Date; (5) holders electing to have any New Notes purchased pursuant to a Change of Control Offer will be required to surrender the New Notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the New Notes completed, to the paying agent specified in the notice at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date; (6) holders will be entitled to withdraw their tendered New Notes and their election to require the Company to purchase the New Notes, provided that the paying agent receives, not later than the close of business on the last day of the Offer Period (as defined in the Senior Note Indenture), a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of New Notes tendered for purchase, and a statement that such holder is withdrawing his tendered New Notes and his election to have such New Notes purchased; and (7) that holders whose New Notes are being purchased only in part will be issued New Notes equal in principal amount to the unpurchased portion of the New Notes surrendered, which unpurchased portion must be equal to $1,000 in principal amount or an integral multiple thereof.

     The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the New Notes pursuant to a Repurchase Offer.

     On the Change of Control Payment Date, the Company will, to the extent permitted by law, (1) accept for payment all New Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (2) deposit with the paying agent an amount equal to the aggregate Change of Control Payment in respect of all New Notes or portions thereof so tendered and (3) deliver, or cause to be delivered, to the Trustee for cancellation the New Notes so accepted together with an Officers' Certificate stating that such New Notes or portions thereof have been tendered to and purchased by the Company. The paying agent will promptly mail to each holder of New Notes the Change of Control Payment for such New Notes, and the Trustee will promptly authenticate and mail to each holder a New Note equal in principal amount to any unpurchased portion of the New Notes surrendered, if any, provided that each such New Note will be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

     The existence of a holder's right to require the Company to repurchase such holder's New Notes upon the occurrence of a Change of Control may deter a third party from seeking to acquire the Company in a transaction that would constitute a Change of Control.

     The source of funds for any repurchase of New Notes upon a Change of Control will be the Company's cash or cash generated from operations or other sources, including borrowings, sales of assets or Capital Stock. However, there can be no assurance that sufficient funds will be available at the time of any Change of Control to make any required repurchases. Any failure by the Company to repurchase New Notes tendered pursuant to a Change of Control Offer will be deemed an Event of Default.

  ASSET SALES

     The Senior Note Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, cause, make or suffer to exist an Asset Sale, unless (w) no Default or Event of Default exists or is continuing immediately prior to or after giving effect to such Asset Sale, (x) the Company, or its Restricted Subsidiaries, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by the Company) of the assets sold or otherwise disposed of and (y) at least 90% of the consideration therefor received by the Company, or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; provided that the amount of (A) any liabilities (as shown on the Company's, or such Restricted Subsidiary's, as the case may be, most recent balance sheet or in the notes thereto) of the Company, or any Restricted Subsidiary, as the case may be (other than liabilities that are by their terms expressly subordinated to the New Notes or any Note Guarantee), that are assumed by the transferee of any such assets and (B) any notes or other obligations received by the Company, or any Restricted Subsidiary, as the case may be, from such transferee that are converted by the Company, or such Restricted Subsidiary, as the case may be, into cash (to the extent of the cash received) within 90 days following the closing of such Asset Sale, shall be deemed to be cash only for purposes of satisfying clause (y) of this paragraph and for no other purpose.

     Within 270 days after the Company's or any Restricted Subsidiary's receipt of the Net Proceeds of any Asset Sale, the Company or such Restricted Subsidiary may apply the Net Proceeds from such Asset Sale to either (i) permanently reduce Indebtedness that is not subordinated to the New Notes or redeem or retire New Notes or (ii) or to the investment in any one or more business, capital expenditure or other tangible asset of the Company or any Restricted Subsidiary, in each case, engaged, used or useful in the Principal Business or to an Investment in a Grand Managed Entity if such Investment is permitted by the covenant described under the caption "Restricted Payments," with no concurrent obligation to make an offer to purchase any New Notes. Pending the final application of any such Net Proceeds, the Company or such Restricted Subsidiary may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise such Net Proceeds in Cash Equivalents. Any Net Proceeds from the Asset Sale that are not invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $10.0 million, the Company shall make an offer to all holders of New Notes (an "Asset Sale Offer") to purchase the maximum principal amount of New Notes, that is an integral multiple of $1,000, that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Senior Note Indenture. The Company will commence an Asset Sale Offer with respect to Excess Proceeds within 30 days after the date that Excess Proceeds exceeds $10.0 million by mailing the notice required pursuant to the terms of the Senior Note Indenture. To the extent that the aggregate amount of New Notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of New Notes surrendered by holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the New Notes to be purchased in the manner described under the caption "Selection and Notice" below. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

  SELECTION AND NOTICE

     If less than all of the New Notes are to be purchased in an Asset Sale Offer or redeemed at any time, selection of New Notes for purchase or redemption will be made by the Trustee in compliance with the requirements of the New York Stock Exchange or the principal national securities exchange, if any, on which the New Notes are listed, or, if the New Notes are not so listed, on a pro rata basis, by lot or by such other method as the Trustee shall deem fair and appropriate (and in such manner as complies with applicable legal requirements), provided that (i) all New Notes of every series shall be treated as a single class and (ii) no New Notes of $1,000 or less shall be purchased or redeemed in part.

     Notices of purchase or redemption shall be mailed by first class mail, postage prepaid, at least 30 but not more than 60 days before the purchase or redemption date to each holder of New Notes to be purchased or redeemed at such holder's registered address. If any New Note is to be purchased or redeemed in part only, any notice of purchase or redemption that relates to such New Note shall state the portion of the principal amount thereof that has been or is to be purchased or redeemed.

     A New Note in principal amount equal to the unpurchased or unredeemed portion of any New Note purchased or redeemed in part will be issued in the name of the holder thereof upon cancellation of the original New Note. On and after the purchase or redemption date, unless the Company defaults in payment of the purchase or redemption price, interest shall cease to accrue on New Notes or portions thereof purchased or called for redemption.

CERTAIN COVENANTS

  RESTRICTED PAYMENTS

     The Senior Note Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any distribution on account of the Company's or any of its Restricted Subsidiaries' Equity Interests (other than (1) dividends or distributions by the Company payable in Equity Interests (other than Disqualified Stock) of the Company or (2) dividends or distributions by a Restricted Subsidiary of the Company, provided that to the extent that a portion of such dividend or distribution is paid to a holder other than the Company or a Restricted Subsidiary, such portion of such dividend or distribution is not greater than such holder's pro rata aggregate common equity interest in such Restricted Subsidiary; (ii) purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Company; (iii) purchase, redeem or otherwise acquire or retire for value any Subordinated Indebtedness of the Company or any of its Restricted Subsidiaries prior to the scheduled dates for payment of principal and interest in accordance with the original documentation for such Subordinated Indebtedness or, if refinanced, the documentation relating to such refinancing or (iv) make any Restricted Investment or any Contingent Restricted Investment (all such payments and other actions set forth in clauses
(i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of such Restricted Payment:

          (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

          (b) for any Restricted Payment the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to clauses (a), (b) or (c) under the first paragraph of the description of the covenant described under the caption "Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock"; and

          (c) such Restricted Payment, together with the aggregate of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Issuance Date (including Restricted Payments permitted by the next succeeding paragraph, other than clauses (2), (3), (7), (9), (10) and
     (12), is less than the sum of (X) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the fiscal quarter that first begins after the Issuance Date to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available (or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit), plus (Y) 100% of the aggregate net cash proceeds received by the Company since the Issuance Date from the issue or sale of Equity Interests or debt securities of the Company that have been converted into such Equity Interests of the Company (other than Equity Interests or convertible debt securities of the Company sold to a Restricted Subsidiary of the Company and other than Disqualified Stock or debt securities that have been converted into Disqualified Stock), plus (Z) to the extent not otherwise included in the Company's Consolidated Net Income, 100% of the cash dividends or distributions or the amount of the cash principal and interest payments received since the Issuance Date by the Company or any Restricted Subsidiary from any Unrestricted Subsidiary or in respect of any Restricted Investment (other than dividends or distributions to pay obligations of such Unrestricted Subsidiary such as income taxes), provided that such calculation will be made (i) without duplication for any actual Restricted Investment paid in respect of any Contingent Restricted Investment previously made, and (ii) such that any Contingent Restricted Investment terminated or released will no longer be deemed to be an outstanding Restricted Payment to the extent so terminated or released.

     The foregoing provisions will not prohibit the following Restricted
Payments:

          (1) the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Senior Note Indenture;

          (2) the redemption, repurchase, retirement, defeasance or other acquisition of any Equity Interests of the Company or any Restricted Subsidiary in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Restricted Subsidiary of the Company) of Equity Interests of the Company (other than any Disqualified Stock);

          (3) the redemption, repurchase, retirement or other acquisition of any Subordinated Indebtedness of the Company or any Restricted Subsidiary in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Restricted Subsidiary of the Company) of Subordinated Indebtedness of the Company or Equity Interests of the Company (other than Disqualified Stock), provided that (x) the principal amount of such Subordinated Indebtedness shall not exceed the principal amount of the Subordinated Indebtedness so redeemed, repurchased, retired or otherwise acquired (plus the amount of reasonable expenses incurred and any premium in connection therewith), (y) the Subordinated Indebtedness shall have a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of the Subordinated Indebtedness being redeemed, repurchased, retired or otherwise acquired, and (z) such Subordinated Indebtedness is subordinate in right of payment to the New Notes and any Note Guarantee on terms at least as favorable to the holders of the New Notes as those contained in the documentation governing the Subordinated Indebtedness being redeemed, repurchased, retired or otherwise acquired;

          (4) a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of any Equity Interests of the Company held by any employee or director of the Company or any Subsidiary pursuant to any management equity plan or stock option plan, provided that the Restricted Payments made under this clause (4) does not exceed $5.0 million in the aggregate in any one fiscal year;

          (5) any redemption or purchase by the Company or any Restricted Subsidiary of Equity Interests of the Company required by a Gaming Authority in order to preserve a material Gaming License, provided that so long as such efforts do not jeopardize any material Gaming License, the Company or such Restricted Subsidiary shall have diligently tried to find a third-party purchaser for such Equity Interests and no third-party purchaser acceptable to the applicable Gaming Authority was willing to purchase such Equity Interests within a time period acceptable to such Gaming Authority;

          (6) (i) Restricted Investments or Contingent Restricted Investments of up to $50 million in the aggregate outstanding at any one time in Grand Controlled Entities or Gaming Support Businesses plus (ii) Restricted Investments or Contingent Restricted Investments in Grand Controlled Entities or Gaming Support Businesses, provided that the Company has, at the time of making such Restricted Investment or Contingent Restricted Investment, a Consolidated Net Debt to Cash Flow Ratio of not more than 3.0 to 1 on a pro forma basis giving effect to the Restricted Investment;

          (7) Restricted Investments or Contingent Restricted Investments to the extent that such Restricted Investment or the payment under such Contingent Restricted Investment is made using Equity Interests of the Company (other than Disqualified Stock);

          (8) Restricted Investments in Stratosphere; provided that the aggregate payments do not exceed the aggregate payments provided for under the Stratosphere Agreements in existence on the Issuance Date;

          (9) Restricted Investments to purchase, retire or otherwise acquire all or part of any outstanding Equity Interests in Stratosphere Corporation that the Company or a Restricted Subsidiary does not own all of the beneficial equity interest thereof;

          (10) Restricted Investments in, or a lease or sublease to, any Unrestricted Subsidiary consisting of Substantially Undeveloped Land owned or leased by the Company or a Restricted Subsidiary as of the Issuance Date;

          (11) Contingent Restricted Investments in any Indian tribe recognized as a sovereign entity for any gaming enterprise as to which the Company or a Restricted Subsidiary has been officially selected by such Indian tribe as the manager thereof pursuant to an executed management agreement, if such Contingent Restricted Investments under this clause does not exceed $10 million in the aggregate;

          (12) Restricted Investments in debt securities of the Mississippi Business Finance Corporation (an agency of the State of Mississippi chartered to promote the development of business within the State of Mississippi), provided that the proceeds from such debt securities are invested in the Company or a Restricted Subsidiary; and

          (13) Restricted Payments not otherwise permitted in an aggregate amount outstanding under this clause (13) not to exceed $20.0 million at any one time;

provided, further, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (4), (6), (9), (10), (11), (12) and
(13), no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof.

     The amount of any Restricted Payment, as of any date, consisting of a Contingent Restricted Investment shall be the amount of the maximum obligation (the 'Maximum Obligation') under such Contingent Restricted Investment on such date. The Maximum Obligation of any Contingent Restricted Investment as of any date shall be:

          (i) for Guarantees of Capital Lease Obligations or purchase money loans for equipment, an amount equal to the then outstanding principal balance of such Capital Lease Obligation or loan minus 75% of the depreciated book value of the Equipment so financed;

          (ii) for Guarantees of other Indebtedness, an amount equal to the then outstanding principal balance of such Indebtedness so Guaranteed minus any cash collateral then securing such Indebtedness; or

          (iii) for any other Contingent Restricted Investment, an amount equal to the dollar amount or value of the Maximum Obligation or commitment;

provided the Maximum Obligation of any Contingent Restricted Investment shall be zero so long as the Consolidated Net Debt to Cash Flow Ratio of the Guaranteed Party is less than 2.5 to 1 for the four consecutive fiscal quarters last completed for which internal financial statements are then available or the Fixed Charge Coverage Ratio of the Guaranteed Party is at least 3.5 to 1. If any Contingent Restricted Investment is released or satisfied, the Maximum Obligation will be correspondingly reduced.

     If the outstanding principal amount guaranteed or the amount obligated or committed to be invested of any Contingent Restricted Payment increases on any date, then the Guarantor Party shall be deemed to have made a Contingent Restricted Investment on such date in the amount of such increase. If the Maximum Obligation of any Contingent Restricted Payment decreases on any date (other than solely as a result of any change in the Guaranteed Party's Consolidated Debt to Cash Flow Ratio or Fixed Charge Coverage Ratio), then the corresponding Contingent Restricted Investment will not be deemed outstanding in the amount of such decrease and the amount of such Contingent Restricted Investment shall be deemed not to have been made as a Restricted Payment in the amount of such decrease.

     Upon making any Contingent Restricted Investment, the Company will be deemed to have incurred on such date Deemed Incurred Indebtedness in the amount of the Maximum Obligation thereunder less any cash segregated and restricted solely for the satisfaction of such Contingent Restricted Investment.

     For purposes of determining the amount of Restricted Investments outstanding at any time, all Restricted Investments will be valued at their fair market value at the time such Restricted Investments were made or, if such Restricted Investments consists of property acquired within 2 years of the date of investment, at the election of the Company, at historical cost (in each case as determined in good faith by the Company's Board of Directors), and no adjustments will be made for subsequent changes in fair market value.

  DESIGNATION OF UNRESTRICTED SUBSIDIARY

     The Senior Note Indenture provides that the Board of Directors of the Company may designate any Restricted Subsidiary to be an Unrestricted Subsidiary, provided that:

          (i) at the time of designation, the Investment by the Company and any of its Restricted Subsidiaries in such Subsidiary shall be deemed a Restricted Investment (to the extent not previously included as a Restricted Investment) made on the date of such designation in the amount of the greater of (1) the net book value of such Investment or (2) the fair market value of such Investment as determined in good faith by the Board of Directors and any contingent obligation or commitment to make an Investment in such Restricted Subsidiary or any Guarantee of the Indebtedness of such Restricted Subsidiary shall be deemed a Contingent Restricted Investment made on such date;

          (ii) at the time of designation, no Default or Event of Default has occurred and is continuing or results immediately after such designation or as a result of any Restricted Investment in such Subsidiary;

          (iii) at the time of designation, such Subsidiary has no Indebtedness other than Permitted Unrestricted Subsidiary Indebtedness of such Subsidiary or a Note Guarantee; and

          (iv) such Subsidiary does not own any Equity Interests in a Restricted Subsidiary.

     An Unrestricted Subsidiary shall cease to be an Unrestricted Subsidiary and shall become a Restricted Subsidiary if either (i) at any time while it is a Subsidiary of the Company (1) such Subsidiary acquires any assets from the Company or any Restricted Subsidiary other than as permitted by the provisions of the Senior Note Indenture, including the provisions described under the covenants entitled "Restricted Payments" and "Asset Sales;" (2) such Subsidiary has any Indebtedness other than Permitted Unrestricted Subsidiary Indebtedness; and (3) such Subsidiary owns any Equity Interests in a Restricted Subsidiary of the Company; or (ii) the Company designates such Unrestricted Subsidiary to be a Restricted Subsidiary and no Default or Event of Default occurs or is continuing immediately after such designation. If the Company designates any Unrestricted Subsidiary to be a Restricted Subsidiary and no Default or Event of Default occurs or is continuing immediately after such designation, then any Restricted Investments previously made in such Unrestricted Subsidiary and any outstanding Contingent Restricted Investments or Deemed Incurred Indebtedness will no longer be deemed outstanding and shall be deemed not to have been made under the covenants entitled "Restricted Payments" or "Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock."

     Any such designation by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions.

     Any Restricted Subsidiary that has been designated as an Unrestricted Subsidiary pursuant to the terms of the Company's 10 1/8% First Mortgage Notes Indenture shall be deemed to be an Unrestricted Subsidiary under the Senior Note Indenture as of the date thereof.

  LIMITATIONS ON INCURRENCE OF INDEBTEDNESS AND ISSUANCE OF DISQUALIFIED STOCK

     The Senior Note Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guaranty or otherwise become directly or indirectly liable with respect to (collectively, "incur" and correlatively, an "incurrence" of) any Indebtedness (including Acquired Indebtedness or Deemed Incurred Indebtedness) or any shares of Disqualified Stock; provided that the Company or any Restricted Subsidiary may incur:

          (a) Indebtedness or shares of Disqualified Stock if the Fixed Charge Coverage Ratio for the Company and its Restricted Subsidiaries for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of such incurrence would have been at least 2.0 to 1.0 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock had been issued, as the case may be, and application of proceeds had occurred at the beginning of such four-quarter period;

          (b) Subordinated Indebtedness (and related subordinated guarantees by any Restricted Subsidiary) or Disqualified Stock, in each case with a Weighted Average Life to Maturity that is longer than the New Notes by at least one year, if the Fixed Charge Coverage Ratio for the Company and its Restricted Subsidiaries for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of such incurrence would have been at least 1.75 to 1.0 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock had been issued, as the case may be, and application of proceeds had occurred at the beginning of such four-quarter period;

          (c) Senior Secured Indebtedness if the Consolidated Net Secured Debt to Cash Flow Ratio for the Company and its Restricted Subsidiaries for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of such incurrence would have been less than 2.5 to 1 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom) as if the additional Indebtedness had been incurred or the Disqualified Stock had been issued, as the case may be, and application of proceeds had occurred at the beginning of such four-quarter period;

          (d) any Indebtedness in an aggregate principal amount not to exceed $50.0 million at any one time outstanding under this clause (d);

          (e) Existing Indebtedness;

          (f) Indebtedness represented by the New Notes or a Note Guarantee;

          (g) Indebtedness (the "Refinancing Indebtedness") issued in exchange for, or the proceeds of which are used to extend, refinance, renew, replace, or refund Indebtedness incurred pursuant to clauses (a), (b), (c),
     (e), (f), (k), (l) or this clause (g), provided that (1) the principal amount of such Refinancing Indebtedness shall not exceed the principal amount of Indebtedness so extended, refinanced, renewed, replaced, substituted or refunded (plus the amount of reasonable expenses incurred and any premium paid in connection therewith), (2) the Refinancing Indebtedness shall have a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of the Indebtedness being extended, refinanced, renewed, replaced, substituted or refunded and
     (3) if the Indebtedness being refinanced is subordinated, the Refinancing Indebtedness shall be subordinate in right and priority of payment to the New Notes and any Note Guarantee on terms at least as favorable to the holders of New Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, substituted or refunded;

          (h) intercompany Indebtedness between or among the Company and any Restricted Subsidiary, including any Subordinated Indebtedness owed to the Mississippi Business Finance Corporation, provided that the Company or Restricted Subsidiary holds the corresponding Indebtedness of the Mississippi Business Finance Corporation;

          (i) Hedging Obligations that are incurred (1) for the purpose of fixing or hedging interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of the Senior Note Indenture to be outstanding or (2) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges;

          (j) Indebtedness represented by Capital Lease Obligations or purchase money obligations or Non-Recourse Financing, in each case incurred for the purpose of financing or refinancing all or any part of the purchase or lease of personal or real property or equipment used in the business of the Company or such Restricted Subsidiary and acquired after the date of the Senior Note Indenture;

          (k) Acquired Indebtedness or Disqualified Stock of any Person (other than an Unrestricted Subsidiary) that becomes, or which merged into, a Restricted Subsidiary after the date of the Senior Note Indenture, which Acquired Indebtedness was outstanding at the time such Person becomes, or which merged into, a Restricted Subsidiary, provided (1) that such Acquired Indebtedness was not incurred in contemplation of such Person becoming a Restricted Subsidiary, and (2) none of the Company or any other Restricted Subsidiary is required to guarantee or become liable for the repayment of such Acquired Indebtedness; and

          (l) Deemed Incurred Indebtedness permitted pursuant to clause (11) of the second paragraph of the covenant entitled "Restricted Payments."

     The Senior Note Indenture provides that the Company will not permit any of its Unrestricted Subsidiaries to incur any Indebtedness (including Acquired Indebtedness) or issue any shares of Disqualified Stock, other than Permitted Unrestricted Subsidiary Indebtedness; provided that if any such Unrestricted Subsidiary ceases to be an Unrestricted Subsidiary and becomes a Restricted Subsidiary, such event shall be deemed to constitute the incurrence of the Indebtedness in such Subsidiary by a Restricted Subsidiary.

     For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of permitted Indebtedness described above, the Company shall, in its sole discretion, classify such item of Indebtedness in any manner that complies with this covenant. Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness will not be deemed to be an incurrence of Indebtedness for purposes of this covenant.

 LIENS

     The Senior Note Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly create, incur, assume or suffer to exist any Lien that secures obligations under any Indebtedness, except Permitted Liens, on any asset owned as of the Issuance Date or thereafter acquired by the Company or such Restricted Subsidiary, or any income or profits therefrom, or assign or convey any right to receive income therefrom.

 MERGER, CONSOLIDATION OR SALE OF ASSETS

     The Senior Note Indenture provides that the Company may not consolidate or merge with or into or wind up into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person unless:

          (i) the Company is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof,

          (ii) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made assumes all the obligations of the Company under the Senior Note Indenture and all outstanding New Notes pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustee under the New Notes and the Senior Note Indenture;

          (iii) immediately after such transaction no Default or Event of Default exists;

          (iv) the Company or any Person formed by or surviving any such consolidation or merger, or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made, will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to any of clauses (a), (b) or (c) set forth in the first paragraph of the covenant entitled "Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock;" and

          (v) such transactions would not require any holder of New Notes to obtain a gaming license or be qualified under the law of any applicable gaming jurisdiction, provided that such holder would not have been required to obtain a gaming license or be qualified under the laws of any applicable gaming jurisdiction in the absence of such transactions.

 TRANSACTIONS WITH AFFILIATES

     The Senior Note Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless:

          (a) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person and

          (b) the Company delivers to the Trustee (i) with respect to any Affiliate Transaction involving aggregate payments in excess of $5.0 million, a resolution adopted by a majority of the disinterested nonemployee directors of the Board of Directors approving such Affiliate Transaction and set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (a) above and (ii) with respect to any Affiliate Transaction that is a loan transaction involving a principal amount in excess of $20.0 million or any other type of Affiliate Transaction involving aggregate payments in excess of $20.0 million, an opinion as to the fairness to the Company or such Restricted Subsidiary from a financial point of view issued by an Independent Financial Advisor.

     The restrictions contained in this covenant will not apply to the following: (1) transactions between or among the Company and/or any of its Restricted Subsidiaries; (2) Restricted Payments permitted by the provisions of the Senior Note Indenture described above under the covenant "Restricted Payments;" or (3) the transactions pursuant to the Stratosphere Agreements.

 DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING SUBSIDIARIES

     The Senior Note Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any such Restricted Subsidiary to:

          (a) (i) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (A) on its Capital Stock or (B) with respect to any other interest or participation in, or measured by, its profits, or (ii) pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries (other than in respect of the subordination of such Indebtedness to the Existing First Mortgage Notes, guarantees thereof, the New Notes, the Note Guarantees or any permitted refinancing thereof, as the case may be), or

          (b) make loans or advances to the Company,

     except (in each case) for such encumbrances or restrictions existing under or by reason of:

          (1) contractual encumbrances or restrictions in effect on the Issuance Date and contractual encumbrances or restrictions contained in secured Indebtedness permitted to be incurred under the Senior Note Indenture,

          (2) the Senior Note Indenture, the New Notes and any Note Guarantees,

          (3) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any Restricted Subsidiary as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired,

          (4) by reason of customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices,

          (5) purchase money obligations for property acquired in the ordinary course of business or Permitted Liens that impose restrictions of the nature discussed in clause (c) above on the property so acquired or to which such Lien attaches,

          (6) applicable law or any applicable rule or order of any Gaming Authority, or

          (7) any encumbrances or restrictions imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (6) above, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Company's Board of Directors, no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

  LINE OF BUSINESS

     The Senior Note Indenture provides that for so long as any New Notes are outstanding, the Company shall not, and shall not permit any of its Restricted Subsidiaries to, engage in any business or activity other than the Principal Business.

  INSURANCE

     The Senior Note Indenture provides that, until the New Notes have been paid in full, the Company will, and will cause its Restricted Subsidiaries to, maintain insurance with responsible carriers against such risks and in such amounts as is customarily carried by similar businesses with such deductibles, retentions, self insured amounts and coinsurance provisions as are customarily carried by similar businesses of similar size, including, without limitation, property and casualty.

  SEC REPORTS

     Under the terms of the Senior Note Indenture, the Company and the Guarantors will file with the Trustee and provide holders of New Notes, within 15 days after it files them with the SEC, copies of their annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rule or regulation prescribe) which the Company and the Guarantors are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that the Company or the Guarantors may not be required to remain subject to the reporting requirements of Section 13 or 15 (d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Senior Note Indenture requires the Company and the Guarantors to continue to file with the SEC and provide the Trustee and holders with, without cost to each holder, (a) within 90 days after the end of each fiscal year, annual reports on Form 10-K (or any successor or comparable form) containing the information required to be contained therein (or required in such successor or comparable form); (b) within 45 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 10-Q (or any successor or comparable form); and (c) promptly from time to time after the occurrence of an event required to be therein reported, such other reports on Form 8-K (or any successor or comparable form) containing the information required to be contained therein (or required in any successor or comparable form); provided that the Company and the Guarantors shall not be so obligated to file such reports with the SEC if the SEC does not permit such filings. The Company and the Guarantors will in all cases, without cost to each recipient, provide copies of such information to the holders of the New Notes and shall make available such information to prospective purchasers and to securities analysts and broker-dealers upon their written request. In addition, the Company and the Guarantors have agreed that, for so long as any New Notes remain outstanding, they will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

     Not later than 15 days after the date of filing any quarterly or annual report, the Company shall deliver to the Trustee an Officers' Certificate stating that each Restricted Payment made in the prior fiscal quarter was permitted and setting forth the basis upon which the calculations required by the covenant relating to "Restricted Payments" were computed, which calculations may be based upon the Company's latest available financial statements at the time of such Restricted Payment.

EVENTS OF DEFAULT AND REMEDIES

     The Senior Note Indenture provides that each of the following constitutes an Event of Default:

          (i) default in payment when due and payable, upon redemption or otherwise, of principal or premium, if any, on any Senior Note or under any Note Guarantee;

          (ii) default for 30 days or more in the payment when due of interest on, or Liquidated Damages with respect to, any Senior Note or under any Note Guarantee;

          (iii) failure by the Company or any Guarantor to offer to purchase, or to purchase the New Notes when required under an offer made pursuant to the Senior Note Indenture;

          (iv) failure by the Company or any Guarantor to comply with the provisions described under the captions "Restricted Payments," "Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock," "Asset Sales," or "Change of Control."

          (v) failure by the Company or any Guarantor for 60 days after receipt of written notice to comply with any of its other agreements in the Senior
     Note Indenture, or the New Notes;

          (vi) default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries (other than Indebtedness owed to the Company or a Restricted Subsidiary), whether such Indebtedness or Guarantee now exists or is created after the Issuance Date, which default (a) is caused by a failure to pay when due principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity or would constitute a default in the payment of such issue of Indebtedness at final maturity of such issue and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which a Payment Default then exists or with respect to which the maturity thereof has been so accelerated or that has not been paid at maturity, aggregates $15.0 million or more;

          (vii) failure by the Company or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $15.0 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days;

          (viii) material breach by the Company, any Guarantor or any of their Subsidiaries of any representation or warranty set forth in any Note Guarantee or default by the Company or any Guarantor in the performance of any covenant set forth in any Note Guarantee which continues for 60 days after notice thereof, or the repudiation by the Company, any Guarantor or any of their Subsidiaries of its obligations under, or any judgment or decree by a court or governmental agency of competent jurisdiction declaring the unenforceability of, any Note Guarantee for any reason that would materially impair the benefits to the Trustee or the holders of the New Notes thereunder;

          (ix) certain events of bankruptcy or insolvency with respect to the Company or any Guarantor that is a Significant Subsidiary of the Company or any group of Guarantors that together would constitute a Significant Subsidiary of the Company;

          (x) revocation, termination, suspension or other cessation of effectiveness of any Gaming License which results in the cessation or suspension of gaming operations at any Existing Casino that results in Consolidated Cash Flow at the end of any four consecutive fiscal quarters being less than 80% of the

     Consolidated Cash Flow for the four consecutive fiscal quarters prior to such revocation, termination, suspension or other cessation of effectiveness of such Gaming License; or

          (xi) prior to the approval of the Mississippi Gaming Commission of this Offering of Notes, the transfer of equity securities of any Mississippi Licensees.

     If any Event of Default (other than by reason of bankruptcy or insolvency) occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding New Notes may declare the principal, premium, if any, interest and Liquidated Damages and any other monetary obligations on all the New Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company or any Guarantor, all outstanding New Notes will become due and payable without further action or notice. Holders of the New Notes may not enforce the Senior Note Indenture or the New Notes except as provided in the Senior Note Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding New Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of New Notes notice of any continuing Default or Event of Default (except a Default or Event relating to the payment of principal or interest) if it determines that withholding notice is in their interest. In addition, the Trustee shall have no obligation to accelerate the New Notes if in the best judgment of the Trustee acceleration is not in the best interest of the holders of the New Notes.

     In the case of any Event of Default occurring on or after the First Optional Redemption Date for New Notes of any series by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention and for the purpose of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the New Notes pursuant to the optional redemption provisions of the Senior Note Indenture, an equivalent premium shall also become and be immediately due and payable on New Notes of such series to the extent permitted by law. If an Event of Default occurs prior to the First Optional Redemption Date for New Notes of any series, by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention and for the purpose of avoiding the prohibition on redemption of the New Notes prior to the First Optional Redemption Date, then the implied call premium set forth in the Senior
Note Indenture for an optional redemption on such date (as if an optional redemption would have been permitted by the terms of the Senior Note Indenture) shall also become immediately due and payable on New Notes of such series to the extent permitted by law.

     The holders of a majority in aggregate principal amount of the New Notes then outstanding by notice to the Trustee may on behalf of the holders of all of the New Notes waive any existing Default or Event of Default and its consequences under the Senior Note Indenture except a continuing Default or Event of Default in the payment of interest on, premium or Liquidated Damages, if any, or the principal of, any Senior Note held by a non-consenting holder.

     The Company is required to deliver to the Trustee annually a statement regarding compliance with the Senior Note Indenture, and the Company is required, within five Business Days, upon becoming aware of any Default or Event of Default or any default under any document, instrument or agreement representing Indebtedness of the Company, to deliver to the Trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

     No director, officer, employee, incorporator or stockholder of the Company or the Guarantors, as such, shall have any liability for any obligations of the Company or the Guarantors under the New Notes, any Note Guarantee or the Senior
Note Indenture, as applicable, or for any claim based on, in respect of, or by reason of such obligations or their creation. Each holder of an Old Note by accepting such Old Note waived and released all such liability. The waiver and release are part of the consideration for issuance of the Old Notes and the Note Guarantees. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     The obligations of the Company and the Guarantors under the Senior Note Indenture will terminate (other than certain obligations) upon payment in full of all of the New Notes. The Company may, at its option and at any time, elect to have all of its and any Guarantor's obligations discharged with respect to the outstanding New Notes and any Note Guarantees ("Legal Defeasance") and cure all then existing Events of Default except for (i) the rights of holders of outstanding New Notes to receive payments in respect of the principal of, premium, if any, and interest and Liquidated Damages on such New Notes when such payments are due solely out of the trust created pursuant to the Senior Note Indenture, (ii) the Company's and any Guarantor's obligations with respect to the New Notes concerning issuing temporary New Notes, registration of New Notes, mutilated, destroyed, lost or stolen New Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's and any Guarantor's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Senior Note Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and any Guarantor released with respect to certain covenants that are described in the Senior Note Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the New Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the New Notes.

     In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the New Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest and Liquidated Damages due on the outstanding New Notes on the stated maturity date or on the applicable redemption date, as the case may be, of such principal, premium, if any, or interest or Liquidated Damages on the outstanding New Notes; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, (A) the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling or (B) since the Issuance Date of the Senior
Note Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion of counsel in the United States shall confirm that, subject to customary assumptions and exclusions, the holders of the outstanding New Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the holders of the outstanding New Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to such tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing with respect to certain Events of Default on the date of such deposit; (v) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Senior Note Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company shall have delivered to the Trustee an opinion of counsel in the United States to the effect that, as of the date of such opinion and subject to customary assumptions and exclusions following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally under any applicable United States law, state law and that the Trustee has a perfected security interest in such trust funds for the ratable benefit of the holders of New Notes; (vii) the Company shall have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of defeating, hindering, delaying or defrauding any creditors of the Company or others; and (viii) the Company shall have delivered to the Trustee an Officers' Certificate and an opinion of counsel in the United States (which opinion of counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

AMENDMENT, SUPPLEMENT AND WAIVER

     Except as provided in the next three succeeding paragraphs, the Senior Note Indenture, the New Notes and the Note Guarantees may be amended or supplemented with the consent of the holders of at least a majority in principal amount of all of the New Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for New Notes), and any existing default or compliance with any provision of the Senior Note Indenture, the New Notes or the Note Guarantees may be waived with the consent of the holders of a majority in principal amount of all of the then outstanding New Notes (including consents obtained in connection with a tender offer or exchange offer for New Notes).

     Without the consent of each holder affected, an amendment or waiver may not (with respect to any New Notes held by a nonconsenting holder of New Notes): (i) reduce the principal amount of New Notes whose holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Senior Note or alter or waive the provisions with respect to the redemption of the New Notes (other than provisions relating to the covenants described under "Repurchase at the Option of Holders"), (iii) reduce the rate of or change the time for payment of interest on any Senior Note, (iv) waive a Default or Event of Default in the payment of principal of, premium, if any, or interest or Liquidated Damages on the New Notes (except a rescission of acceleration of the New Notes by the holders of at least a majority in aggregate principal amount of the New Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Senior Note payable in money other than that stated in the New Notes, (vi) make any change in the provisions of the Senior Note Indenture relating to waivers of past Defaults or the rights of holders of New Notes to receive payments of principal of or premium, if any, or interest or Liquidated Damages on the New Notes or (vii) make any change in the foregoing amendment and waiver provisions.

     Without the consent of holders of at least 66 2/3% of the outstanding principal amount of any New Notes then outstanding (including consents obtained in a tender offer or exchange offer for such New Notes) regardless of whether such New Notes were issued in one or more series, the Company may not amend, alter or waive the provisions with respect to a "Change of Control."

     Notwithstanding the foregoing, without the consent of any holder of New Notes, the Company and the Trustee together may amend or supplement the Senior
Note Indenture, the New Notes or the Note Guarantees to cure any ambiguity, defect or inconsistency, to comply with the covenant relating to mergers, consolidations and sales of assets, to provide for uncertificated New Notes in addition to or in place of certificated New Notes, to provide for the assumption of the Company's or any Guarantor's obligations to holders of the New Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the holders of the New Notes (including providing for additional Note Guarantees pursuant to the Senior Note Indenture), or that does not adversely affect the legal rights under the Senior Note Indenture of any such holder, to comply with requirements of the SEC in order to effect or maintain the qualification of the Senior Note Indenture under the Trust Indenture Act.

CONCERNING THE TRUSTEE

     The Senior Note Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

     The holders of a majority in principal amount of the then outstanding New Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Senior Note Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Senior
Note Indenture at the request of any holder of New Notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

GOVERNING LAW

     The Senior Note Indenture and the New Notes are, subject to certain exceptions, governed by and construed in accordance with the internal laws of the State of New York, without regard to the choice of law rules thereof, subject to certain requirements under the Mississippi gaming laws.

ADDITIONAL INFORMATION

     Any holder of the New Notes or prospective investor may obtain a copy of the Senior Note Indenture and the Registration Rights Agreement without charge by writing to Grand Casinos, Inc., 130 Cheshire Lane, Minnetonka, Minnesota 55305, Attention: Corporate Secretary.

BOOK-ENTRY, DELIVERY AND FORM

     The Old Notes were initially represented by a single Note in registered, global form (collectively, the "Old Global Note"). The Old Global Note was deposited upon issuance with the Trustee as custodian for DTC and registered in the name of Cede & Co., DTC's nominee, for credit to any account of a direct or indirect participant in DTC as described below.

     Except as set forth below, the Global Note(s) may be transferred, in whole and not in part, only to the Depositary or another nominee of the Depositary. Investors may hold their beneficial interests in the Global Note(s) directly through the Depositary if they are Participants (as defined herein) in such system or indirectly through organizations that are Participants in such system.

     The Depositary is a limited-purpose trust company that was created to hold securities for its participating organizations (collectively, the "Participants" or the "Depositary's Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. The Depositary's Participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants" or the "Depositary's Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of the Depositary only through the Depositary's Participants or the Depositary's Indirect Participants.

     The Company expects that pursuant to procedures established by the Depositary (i) upon the issuance of the Global Note(s), the Depositary will credit the accounts of Participants designated by the Initial Purchasers with portions of the principal amount of the Global Note(s) and (ii) ownership of the New Notes evidenced by the Global Note(s) will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depositary (with respect to the interests of the Depositary's Participants), the Depositary's Participants and the Depositary's Indirect Participants. Prospective purchasers are advised that the laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer New Notes evidenced by the Global Note(s) will be limited to such extent.

     So long as the Global Note Holder is the registered owner of any Senior Note, the Global Note Holder will be considered the sole Holder under the Senior
Note Indenture of any New Notes evidenced by the Global Note(s). Beneficial owners of New Notes evidenced by the Global Note(s) will not be considered the owners or Eligible Holders thereof under the Senior Note Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. Neither the Company nor the

Trustee will have any responsibility or liability for any aspect of the records of the Depositary or for maintaining, supervising or reviewing any records of the Depositary relating to the New Notes.

     Payments in respect of the principal of, premium, if any, and Liquidated Damages, if any, on any New Notes registered in the name of the Global Note Holder on the applicable record date will be payable by the Trustee to or at the direction of the Global Note Holder in its capacity as the registered Holder under the Senior Note Indenture. Under the terms of the Senior Note Indenture, the Company and the Trustee may treat the persons in whose names New Notes, including the Global Note(s), are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of New Notes (including principal, premium, if any, and Liquidated Damages, if any). The Company believes, however, that it is currently the policy of the Depositary to immediately credit the accounts of the relevant Participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of the Depositary. Payments by the Depositary's Participants and the Depositary's Indirect Participants to the beneficial owners of New Notes will be governed by standing instructions and customary practice and will be the responsibility of the Depositary's Participants or the Depositary's Indirect Participants.

  CERTIFICATED SECURITIES

     Subject to certain conditions, any person having a beneficial interest in the Global Note(s) may, upon request to the Trustee, exchange such beneficial interest for New Notes in the form of Certificated Securities. Upon any such issuance, the Trustee is required to register such Certificated Securities in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof). In addition, if (i) the Company notifies the Trustee in writing that the Depositary is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of New Notes in the form of Certificated Securities under the Senior Note Indenture, then, upon surrender by the Global Note Holder of its Global Note(s), New Notes in such form will be issued to each person that the Global Note Holder and the Depositary identify as being the beneficial owner of the related New Notes.

     Neither the Company nor the Trustee will be liable for any delay by the Global Note Holder or the Depositary in identifying the beneficial owners of New Notes and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or the Depositary for all purposes.

  NEXT DAY SETTLEMENT AND PAYMENT

     The Senior Note Indenture requires that payments in respect of the New Notes represented by the Global Note(s) (including principal, premium, if any, interest and Liquidated Damages, if any) be made by wire transfer of immediately available next day funds to the accounts specified by the Global Note Holder. With respect to Certificated Securities, the Company will make all payments of principal, premium, if any, interest and Liquidated Damages, if any, by wire transfer of immediately available next day funds to the accounts specified by the Eligible Holders thereof or, if no such account is specified, by mailing a check to each such Holder's registered address. The Company expects that secondary trading in the Certificated Securities will also be settled in immediately available funds.

     Because of time-zone differences, the securities account of a "Member Organization" purchasing an interest in a Global Note from a Participant that is not a Member Organization will be credited during the securities settlement processing day (which must be a business day for Euroclear or Cedel Bank, as the case may be) immediately following the Depositary settlement date. Transactions in interests in a Global Note settled during any securities settlement processing day will be reported to the relevant Member Organization on the same day. Cash received in Euroclear or Cedel Bank as a result of sales of interests in a Global Note by or through a Member Organization to a Participant that is not a Member Organization will be received with value on the Depositary settlement date, but will not be available in the relevant Euroclear or Cedel Bank cash account until the business day following settlement at the Depositary.

CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in the Senior Note Indenture. Reference is made to the Senior Note Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided. For purposes of the Senior Note Indenture, unless otherwise specially indicated the term "consolidated" with respect to any Person refers to such Person consolidated with its Restricted Subsidiaries, and excludes from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person.

     "Acquired Indebtedness" means, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person merged with or into or became a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person and (ii) Indebtedness encumbering any asset acquired by such specified Person.

     "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise, provided that beneficial ownership of 15% or more of the voting securities of a Person shall be deemed to be control.

     "Asset Sale" means (i) the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a sale and leaseback) of the Company or any Restricted Subsidiary (each referred to in this definition as a "disposition") or (ii) the issuance or sale of Equity Interests of any Restricted Subsidiary (whether in a single transaction or a series of related transactions), in each case, other than (a) a disposition of inventory or goods held for sale in the ordinary course of business, (b) the disposition of all or substantially all of the assets of the Company in a manner permitted pursuant to the provisions described above under "Merger, Consolidation or Sale of Assets" or any disposition that constitutes a Change of Control pursuant to the Senior
Note Indenture, (c) any disposition that is a Restricted Payment or that is a dividend or distribution permitted under the covenant described above under "Restricted Payments" or any Investment that is not prohibited thereunder or any disposition of cash or Cash Equivalents, (d) any disposition pursuant to the settlement of litigation or court order, and (e) any single disposition, or related series of dispositions, of assets with an aggregate fair market value (as determined in good faith by the Company) of less than $10.0 million.

     "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on the balance sheet in accordance with GAAP.

     "Capital Stock" means with respect to any Person, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock of such Person, including, without limitation, if such Person is a partnership, partnership interests (whether general or limited) and any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, such partnership.

     "Cash Equivalents" means (i) United States dollars, (ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than six months from the date of acquisition, (iii) certificates of deposit and eurodollar time deposits with maturities of 12 months or less from the date of acquisition, bankers' acceptances with maturities not exceeding 12 months and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of $300 million, (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (ii) and (iii) entered into with any financial institution meeting the qualifications specified in clause (iii) above, (v) commercial paper rated A-1 or the equivalent thereof by Moody's Investors Service, Inc. or Standard & Poor's Corporation and in each case maturing within one year after the date of acquisition and (vi) investment funds investing solely in securities of the types described in clauses (ii) through (v) above.

     "Change of Control" means the occurrence of any of the following: (i) the sale, lease or transfer, in one or a series of transactions, of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, other than to the Permitted Holder and its Related Parties; (ii) the Company becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than the Permitted Holder and its Related Parties, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of 50% or more of the total voting power of the Voting Stock of the Company, or (iii) the first day within any two-year period on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

     "Company" means Grand Casinos, Inc., a Minnesota corporation, until a successor to Grand Casinos, Inc. as the Company is appointed under the Senior
Note Indenture, and thereafter, means such successor.

     "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus (a) an amount equal to an extraordinary or nonrecurring loss plus any net loss realized in connection with an Asset Sale (to the extent such losses were deducted in computing Consolidated Net Income), plus (b) provision for taxes based on income or profits of such Person for such period, to the extent such provision for taxes was included in computing Consolidated Net Income, plus (c) Consolidated Interest Expense of such Person for such period to the extent such Consolidated Interest Expense was deducted in computing Consolidated Net Income, plus (d) Consolidated Depreciation and Amortization Expense of such Person for such period to the extent such depreciation and amortization were deducted in computing Consolidated Net Income, in each case, on a consolidated basis for such Person and its Restricted Subsidiaries (without any adjustment as a result of minority interests in any Restricted Subsidiaries) and otherwise determined in accordance with GAAP, plus (e) any noncash compensation relating to stock options or other equity compensation or payment arrangements.

     "Consolidated Depreciation and Amortization Expense" means with respect to any Person for any period, the total amount of depreciation and amortization expense and other noncash charges (excluding any noncash item that represents an accrual, reserve or amortization of a cash expenditure for a past, present or future period) of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

     "Consolidated Interest Expense" means, with respect to any period, the sum of (a) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, to the extent such expense was deducted in computing Consolidated Net Income (including amortization of original issue discount and deferred financing fees, non-cash interest payments, the interest component of Capital Lease Obligations, and net payments (if any) pursuant to Hedging Obligations, excluding amortization of deferred financing fees), (b) commissions, discounts and other fees and charges paid or accrued with respect to letters of credit and bankers' acceptance financing, and (c) to the extent not included above, the maximum amount of interest which would have to be paid by such Person or its Restricted Subsidiaries under any Deemed Incurred Indebtedness; in each case of such Person and its Restricted Subsidiaries on a consolidated basis and otherwise determined in accordance with GAAP.

     "Consolidated Net Debt to Cash Flow Ratio" means, with respect to any Person at any date, the ratio of (i) the aggregate principal amount of Indebtedness of such Person and its Restricted Subsidiaries outstanding on a consolidated basis as of such date minus the amount of unrestricted cash and unrestricted Cash Equivalents of such Person and its Restricted Subsidiaries outstanding on a consolidated basis as of such date (excluding any cash and cash equivalents resulting from the proceeds of the Indebtedness proposed to be incurred) to (ii) Consolidated Cash Flow of such Person for the four fiscal quarters most recently completed for which internal financial statements are available. The Consolidated Net Debt to Cash Flow Ratio will be calculated on a pro forma basis in the same manner as described in the definition of "Fixed Charge Coverage Ratio."

     "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries (without deductions for minority interests in any Restricted Subsidiaries) for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided that (i) the Net Income for such period of any Person that is not a Subsidiary, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be included only to the extent of the amount of dividends or distributions or other payments paid in cash (or to the extent converted into cash) to the referent Person or a Wholly Owned Subsidiary thereof in respect of such period, and (ii) the cumulative effect of a change in accounting principles shall be excluded.

     "Consolidated Net Secured Debt to Cash Flow Ratio" means, with respect to any Person at any date, the ratio of (i) the aggregate principal amount of Indebtedness of such Person and its Restricted Subsidiaries outstanding on a consolidated basis as of such date that is secured by assets that are or would be Note Collateral (as defined in the First Mortgage Note Indenture and related collateral documents without amendment, whether or not any First Mortgage Notes are then outstanding) minus the amount of unrestricted cash and unrestricted Cash Equivalents of such Person and its Restricted Subsidiaries outstanding on a consolidated basis as of such date (excluding any cash and cash equivalents resulting from the proceeds of the Indebtedness proposed to be incurred) to (ii) Consolidated Cash Flow of such Person for the four fiscal quarters most recently completed for which internal financial statements are available. The Consolidated Net Secured Debt to Cash Flow Ratio will be calculated on a pro forma basis in the same manner as described in the definition of "Fixed Charge Coverage Ratio."

     "Consolidated Net Worth" means, with respect to any Person at any time, the sum of the following items, as shown on the consolidated balance sheet of such Person and its Restricted Subsidiaries as of such date, and otherwise as determined in accordance with GAAP, (i) the common equity of such Person and its Restricted Subsidiaries; (ii) (without duplication), (a) the aggregate liquidation preference of Preferred Stock of such Person and its Restricted Subsidiaries (other than Disqualified Stock), and (b) any increase in depreciation and amortization resulting from any purchase accounting treatment from an acquisition or related financing; and (iii) less any goodwill incurred subsequent to the Issuance Date; and (iv) less any write up of assets (in excess of fair market value) after the Issuance Date, in each case on a consolidated basis for such Person and its Restricted Subsidiaries, determined in accordance with GAAP.

     "Contingent Restricted Investment" means, with respect to any Person (the "Guarantor Party"), (i) any Guarantee by such Guarantor Party of Indebtedness of another Person (the "Guaranteed Party") or (ii) any enforceable obligation or commitment of the Guarantor Party to make any Investment in any other Person (the "Guaranteed Party") (whether or not the obligation or commitment to make such Investment is subject to conditions or contingencies) if:

          (i) such Guarantee or obligation or commitment would be required to be disclosed as a contingent obligation in the footnotes to the consolidated financial statements of the Guarantor Party and its Restricted Subsidiaries prepared in accordance with GAAP, and

          (ii) the funding or payment upon such Guarantee or obligation or commitment would constitute a Restricted Investment in the Guaranteed Party.

     For purposes of this definition, the Stratosphere Agreements shall constitute Contingent Restricted Investments made by the Company.

     "Continuing Directors" means, as of any date of determination, any member of the Board of Directors who (i) was a member of such Board of Directors on the Issuance Date or (ii) was nominated for election or elected to such Board of Directors with, or whose election to such Board of Directors was approved by, the affirmative vote of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

     "Deemed Incurred Indebtedness" means Indebtedness that is deemed to be incurred pursuant to the covenant entitled "Restricted Payments" in respect of any guarantee, and shall be deemed to carry an interest rate equal to the interest rate on the New Notes.

     "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

     "Disqualified Stock" means any Capital Stock which, by its terms (or by the terms of any Capital Stock into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the last stated maturity of any of the New Notes then outstanding; other than a redemption or maturity that is expressly subject to treating such event as a Restricted Payment and compliance with the Senior Note Indenture.

     "Equipment" means any gaming, restaurant, hotel, theater, sports or recreation furniture, fixtures, vehicles and equipment or any furniture, fixtures, vehicles or equipment ancillary or related thereto.

     "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

     "Existing Casinos" means Grand Casino Gulfport, Grand Casino Biloxi, Grand Casino Tunica and if the Stratosphere Corporation becomes a Restricted Subsidiary, the Stratosphere Tower, Hotel and Casino.

     "Existing First Mortgage Note Indenture" means the Indenture, dated as of November 30, 1995, among the Company, the guarantors party thereto and American Bank National Association, as trustee, with respect to the Company's Existing First Mortgage Notes.

     "Existing First Mortgage Notes" means the Company's 10 1/8% First Mortgage Notes due 2003, issued pursuant to the Existing First Mortgage Note Indenture.

     "Existing Indebtedness" means all Indebtedness of the Company or its Restricted Subsidiaries in existence on the Issuance Date, plus interest accruing thereon, after application of the net proceeds of sale of the Old Notes, until such amounts are repaid.

     "Fixed Charge Coverage Ratio" means, with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Company or any of its Restricted Subsidiaries incurs, assumes, guarantees or redeems any Indebtedness (other than revolving credit borrowings) or issues Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee or redemption of Indebtedness, or such issuance or redemption of Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period. For purposes of making the computation referred to above, acquisitions, dispositions and discontinued operations (as determined in accordance with GAAP) that have been made by the Company or any of its Restricted Subsidiaries, including all mergers, consolidations and dispositions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be calculated on a pro forma basis assuming that all such acquisitions, dispositions, discontinued operations, mergers, consolidations (and the reduction of any associated fixed charge obligations resulting therefrom) had occurred on the first day of the four-quarter reference period.

     "Fixed Charges" means, with respect to any Person for any period, the sum of (a) Consolidated Interest Expense of such Person for such period and all capitalized interest paid or accrued during such period by such Person and (b) the product of (i) all cash dividend payments (and non-cash dividend payments in the case of a Person that is a Restricted Subsidiary) on any series of Preferred Stock of such Person, times (ii) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory income tax rate of such Person, expressed as a decimal. in each case, on a consolidated basis of such Person and its Restricted Subsidiaries, and otherwise in accordance with GAAP.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issuance Date. For the purposes of the Senior Note Indenture, the term "consolidated" with respect to any Person shall mean such Person consolidated with its Restricted Subsidiaries, and shall not include any Unrestricted Subsidiary.

     "Gaming Authority" means any agency, authority, board, bureau, commission, department, office or instrumentality of any nature whatsoever of the United States or foreign government, any state, province or any city or other political subdivision, whether now or hereafter existing, or any officer or official thereof, including without limitation, the Mississippi Gaming Commission, the National Indian Gaming Commission and any other agency with authority to regulate any gaming operation (or proposed gaming operation) owned, managed or operated by the Company or any of it Subsidiaries.

     "Gaming License" means every license, franchise registration, qualification, finding of suitability or other authorization required to own, lease, operate or otherwise conduct gaming activities of the Company or any of its Subsidiaries, including without limitation, all such licenses granted by any Gaming Authority, and the regulations promulgated pursuant thereto, and other applicable federal, state, foreign or local laws.

     "Gaming Support Business" means any Person or entity engaged in or which proposes to engage in a business related to, in support of, or useful to, any part of the Principal Business operated by or proposed to be operated by the Company or its Restricted Subsidiaries but will exclude any Person or entity engaged in, or whose subsidiaries are engaged in, the casino gaming business.

     "Global Notes" means one or more permanent global notes that are deposited with and registered in the name of the Depositary or its nominee, representing a series of New Notes sold in reliance on Rule 144A.

     "Government Securities" means securities that are (a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act of 1933, as amended) as custodian with respect to any such Government Security or a specific payment of principal of or interest on any such Government Security held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Security or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

     "Grand Casino Tunica" means that certain resort located in Tunica County, Mississippi known as Grand Casino Tunica.

     "Grand Controlled Entities" means (i) any Unrestricted Subsidiary of the Company, (ii) any other Person at least 33% of the common equity of which is owned by the Company, a Restricted Subsidiary of the Company or a Guarantor, and whose day-to-day operations are managed by the Company, a Restricted Subsidiary of the Company or a Guarantor pursuant to a contractual arrangement or (iii) any casino operated by an Indian tribe under the Indian Gaming Regulatory Act of 1988, as amended, any other Indian tribe legally authorized to conduct gaming and for which the Company, a Restricted Subsidiary of the Company, Guarantor, or a subsidiary of a Guarantor is the manager pursuant to a contract approved or subject to approval by the National Indian Gaming Commission (or by a foreign government or foreign regulatory agency if such approval is legally required).

     "Guarantee" means with respect to any Person a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of an Indebtedness of another Person, or any enforceable commitment to make an Investment in such other Person.

     "Hedging Obligations" means, with respect to any Person, the obligations of such Person under such derivative securities as (i) currency exchange or interest rate swap agreements, currency exchange or interest rate cap agreements and currency exchange or interest rate collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange or interest rates.

     "Indebtedness" means, with respect to any Person, (a) any indebtedness of such Person, whether or not contingent (i) in respect of borrowed money, (ii) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof), (iii) representing the balance deferred and unpaid of the purchase price of any property (including Capital Lease Obligations), except any such balance that constitutes an accrued expense or trade payable, or (iv) representing any Hedging Obligations, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, (b) to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business) if such obligation would be a contingent obligation that is required to be described in the footnotes to the financial statements of such Person in accordance with GAAP, (c) to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person) and (d) any Deemed Incurred Indebtedness of such Person. For purposes of this definition, the term "Indebtedness" shall not include any amount of the liability in respect of an operating lease that at such time would not be required to be capitalized and reflected as a liability on the balance sheet in accordance with GAAP.

     "Independent Financial Advisor" means an accounting, appraisal or investment banking firm of nationally recognized standing that is, in the judgment of the Company's Board of Directors, (i) qualified to perform the task for which it has been engaged and (ii) disinterested and independent with respect to the Company and all of the Subsidiaries, each Affiliate of the Company, and the Permitted Holder and its Related Parties.

     "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans or Guarantees, advances or capital contributions (excluding commission, travel, relocation, loans to purchase equity in the Company and other advances to officers and employees made in the ordinary course of business), purchases or other acquisitions by such Person for consideration of Indebtedness, Equity Interests or other securities and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP.

     "Issuance Date" means the closing date for the sale and original issuance of the first series of New Notes issued under the Senior Note Indenture.

     "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

     "Liquidated Damages" shall have the meaning set forth in the Registration Rights Agreement.

     "Make-Whole Premium" means, with respect to any Senior Note, an amount equal to the greater of (i) the premium above the principal amount if such Senior Note were redeemed on the First Optional Redemption Date and (ii) the excess of (a) the present value of all remaining interest, premium and principal payments due on such Senior Note as if such Senior Note were redeemed on the First Optional Redemption Date, computed using a discount rate equal to the Treasury Rate plus 75 basis points, over (b) the outstanding principal amount of such Senior Note.

     "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends, excluding, however, (i) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) or (b) the disposition of any securities or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries, and (ii) excluding any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

     "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale, net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions), and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness secured by a Lien (other than the New Notes) on the asset or assets that are the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets.

     "Non-Recourse Financing" means Indebtedness incurred in connection with the purchase or lease of personal or real property useful in the Principal Business and (i) as to which the lender upon default may seek recourse or payment only through the return or sale of the property or equipment so purchased or leased and (ii) may not otherwise assert a valid claim for payment on such Indebtedness against the Company or any Restricted Subsidiary or any other property of the Company or any Restricted Subsidiary.

     "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

     "Officers' Certificate" means a certificate signed on behalf of the Company or a Guarantor, as the case may be, by two Officers of the Company or a Guarantor, as the case may be, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Company or a Guarantor, as the case may be, that meets the requirements set forth in the Senior Note Indenture.

     "Permitted Holder" means Lyle Berman.

     "Permitted Investments" means (a) any Investments in the Company or in any Guarantor; (b) any Investments in Cash Equivalents; and (c) Investments by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment (i) such Person becomes a Guarantor or (ii) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Guarantor.

     "Permitted Liens" means:

          (a) Liens in favor of or by the Company or a Guarantor;

          (b) Liens on property of a Person existing at the time such Person is merged into or consolidated with or into, or wound up into, the Company or any Restricted Subsidiary of the Company or at the time such Person becomes a Restricted Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation or winding up, or such Person becoming a Restricted Subsidiary, and do not extend to any other assets other than those of such Person;

          (c) Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such acquisition;

          (d) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business or in the construction of projects and which obligations are not expressly prohibited by the Senior
     Note Indenture;

          (e) Liens on assets that are or would be Note Collateral (as defined in the First Mortgage Note Indenture and related collateral documents without amendment, whether or not any First Mortgage

     Notes are then outstanding) securing obligations in respect of the Existing First Mortgage Note Indenture and the Existing First Mortgage Notes or any guarantee thereof or other Indebtedness permitted to be incurred under the Senior Note Indenture which may be incurred under paragraphs (c) and (d) under the covenant entitled "Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock" or refinancings of secured Indebtedness permitted thereunder;

          (f) Liens and leases existing on the Issuance Date;

          (g) (1) Liens for taxes, assessments or governmental charges or claims or (2) statutory Liens of landlords, and carriers', warehousemen's, mechanics', suppliers', materialmen's, repairmen's or other similar Liens arising in the ordinary course of business or in the construction of any project, in the case of each of (1) and (2), with respect to amounts that either (A) are not yet delinquent or (B) are being contested in good faith by appropriate proceedings as to which appropriate reserves or other provisions have been made in accordance with GAAP;

          (h) easements, rights-of-way, navigational servitudes, restrictions, defects or irregularities in title and other similar charges or encumbrances which do not interfere in any material respect with the ordinary conduct of business of the Company and its Restricted Subsidiaries;

          (i) Liens securing purchase money or lease obligations otherwise permitted by the Senior Note Indenture incurred or assumed in connection with the acquisition, purchase or lease of real or personal property to be used in the Principal Business of the Company or any of its Restricted Subsidiaries; provided that such Lien does not extend to any property or assets of the Company or any Restricted Subsidiary other than the property or assets so purchased or leased or any proceeds therefrom, replacements thereof or accessions thereto.

          (j) a leasehold mortgage in favor of a party financing the lessee's development of improvements on property leased to lessee; provided that neither the Company nor any Restricted Subsidiary is liable for the payment of any principal of, or interest or premium on, such financing;

          (k) Liens on assets that are not or would not be Note Collateral (as defined in the First Mortgage Note Indenture and related collateral documents without amendment, whether or not any First Mortgage Notes are then outstanding) to secure obligations under any Indebtedness permitted to be incurred by the Senior Note Indenture that is not expressly subordinated to the New Notes;

          (l) Liens for workers' compensation, unemployment insurance and other types of social security benefits;

          (m) attachment or judgment liens not giving rise to an Event of Default;

          (n) leases and subleases granted to or by the Company or its Restricted Subsidiaries that do not interfere with the ordinary conduct of the business of the Company and its Restricted Subsidiaries;

          (o) Liens imposed by operation of law that do not materially affect the Company's or any Guarantor's ability to perform its respective obligations under the Senior Note Indenture; provided that any such Liens do not secure Indebtedness; and

          (p) Liens securing extensions, refinancings, renewals, replacements and refunding of the obligations secured by Liens referred to in clauses
     (a), (e), (i), (j) and (k) above.

     "Permitted Unrestricted Subsidiary Indebtedness" means Indebtedness or Disqualified Stock, as the case may be, or that portion of Indebtedness or Disqualified Stock, as the case may be, (a) as to which neither the Company nor any of its Restricted Subsidiaries (i) provides credit support pursuant to any undertaking, agreement or instrument that would constitute Indebtedness or Disqualified Stock, as the case may be, or (ii) is directly or indirectly liable, and (b) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness or Disqualified Stock, as the case may be, of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or Disqualified Stock, as the case may be, or cause the payment thereof to be accelerated or payable prior to its stated maturity; provided that the Company or a Restricted Subsidiary may guarantee Permitted Unrestricted Subsidiary Indebtedness if such Guarantee is permitted as a Restricted Payment.

     "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

     "Preferred Stock" means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution, or winding up.

     "Principal Business" means the casino gaming and resort business and any activity or business incidental, directly related or similar thereto, or any business or activity that is a reasonable extension, development or expansion thereof or ancillary thereto, including any hotel, theme park, observation tower, golf course, entertainment, recreation or other activity or business designed to promote, market, support, develop, complement, construct or enhance the casino gaming or resort business operated by the Company or its Restricted Subsidiaries.

     "Related Parties" means any Person controlled by the Permitted Holder, any member of the immediate family or descendant of the Permitted Holder, any trust for the benefit of the Permitted Holder or any member of the immediate family or descendant of the Permitted Holder.

     "Repurchase Offer" means an offer made by the Company to purchase all or any portion of a holder's New Notes pursuant to the covenants described under the covenants entitled "Change of Control" and "Asset Sales."

     "Restricted Investment" means (i) an Investment other than a Permitted Investment or (ii) any sale, conveyance, lease, transfer or other disposition of assets at less than fair market value to an Unrestricted Subsidiary, provided that the amount of such Restricted Investment under this clause (iii) shall be such difference in value.

     "Restricted Subsidiary" means, at any time, any Subsidiary of the Company that is not then an Unrestricted Subsidiary.

     "Rule 144A" means Rule 144A promulgated under the Securities Act.

     "Securities Act" means the Securities Act of 1933, as amended.

     "New Notes" means the Company's New Notes to be issued pursuant to the Senior Note Indenture.

     "Senior Secured Indebtedness" means Indebtedness of the Company or any Restricted Subsidiary that is secured by assets of the Company or any Restricted Subsidiary that is permitted to be incurred by the Senior Note Indenture.

     "Series B Notes" shall have the meaning set forth in the Registration Rights Agreement.

     "Significant Subsidiary" means any Subsidiary which would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Act, as such Regulation is in effect on the Issuance Date.

     "Stratosphere Agreements" means the Completion Guarantee (or otherwise to complete the development of Stratosphere that, in combination with the Completion Guarantee, does not exceed $50 million in the aggregate), the Standby Equity Commitment, outstanding warrants and the other documents and agreements in existence on the Issuance Date between the Company or any of its Subsidiaries and Stratosphere Corporation.

     "Stratosphere Corporation" means the Stratosphere Corporation, a Delaware corporation.

     "Subordinated Indebtedness" means any Indebtedness of the Company or any of its Restricted Subsidiaries which is expressly by its terms subordinated in right of payment to the New Notes or any Note Guarantee.

     "Subsidiary" means, with respect to any Person, (i) any corporation. association, or other business entity (other than a partnership) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof and (ii) any partnership of which more than 50% of the partnership's capital accounts, distribution rights or general or limited partnership interests are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof. A Subsidiary of the Company shall be either a Restricted Subsidiary or an Unrestricted Subsidiary, but not both.

     "Substantially Undeveloped Land" means any real estate that does not have any building other than any building whose fair market value is less than $1 million and does not have any substantial improvement other than roads, utility, water and sewage connections, paved or cleared parking areas or other significant improvement necessary for the operation of the Existing Casinos.

     "Treasury Rate" means the yield to maturity at the time of the computation of the United States Treasury securities with a constant maturity (as complied by and published in the most recent Federal Reserve Statistical Release H.15(519)), which has become publicly available at least two business days prior to the date fixed for prepayment (or, if such Statistical Release is no longer published, any publicly available source of similar market data) most nearly equal to the then remaining average life to the First Optional Redemption Date; provided, however, that if the average life of such Senior Note is not equal to the constant maturity of the United States Treasury security for which weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the average life of such Mortgage Notes is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

     "Unrestricted Subsidiary" means a Subsidiary that has been designated as an "Unrestricted Subsidiary" in accordance with the provisions of the Senior Note Indenture and any Subsidiary of such entity, so long as it remains an Unrestricted Subsidiary in accordance with the terms of the Senior Note Indenture.

     "Voting Stock" means, with respect to any Person, any class or series of capital stock of such Person that is ordinarily entitled to vote in the election of directors thereof at a meeting of stockholders called for such purpose, without the occurrence of any additional event or contingency.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness or Disqualified Stock, as the case may be, at any date, the number of years obtained by dividing (a) the sum of the products obtained by multiplying (x) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (y) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (b) the then outstanding principal amount or liquidation preference, as applicable, of such Indebtedness or Disqualified Stock, as the case may be.

     "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person and one or more Wholly Owned Subsidiaries of such Person.

                              REGISTRATION RIGHTS

     Eligible Holders of New Notes (other than as set forth below) are not entitled to any registration rights with respect to the New Notes. Pursuant to the Registration Rights Agreement, Eligible Holders of Old Notes are entitled to certain registration rights. Under the the Registration Rights Agreement, the Company has agreed for the benefit of holders of the Old Notes to (i) to file an Exchange Offer Registration Statement with the SEC on or prior to 30 days after the issuance of the Old Notes; (ii) use its best efforts to have the Exchange Offer Registration Statement declared effective by the SEC on or prior to 120 days after the issuance of the Old Notes; (iii) unless the Exchange Offer would not be permitted by applicable law or SEC policy, to commence the Exchange Offer and use its best efforts to issue on or prior to 30 business days after the date on which the Exchange Offer Registration Statement was declared effective by the SEC, New Notes in exchange for all Old Notes tendered prior thereto in the Exchange Offer and (iv) if obligated to file the Shelf Registration Statement (as defined in the Registration Rights Agreement), to use its best efforts to file the Shelf Registration Statement with the SEC on or prior to 30 days after such filing obligation arises and to cause the Shelf Registration to be declared effective by the SEC on or prior to 120 days after such obligation arises. The Registration Statement of which this Prospectus is a part constitutes the Exchange Offer Registration Statement.

     Upon the effectiveness of the Exchange Offer Registration Statement, the Company will offer to the Eligible Holders of Transfer Restricted Securities pursuant to the Exchange Offer who are able to make certain representations the opportunity to exchange their Transfer Restricted Securities for New Notes.

     If (i) the Company is not required to file the Exchange Offer Registration Statement or permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or SEC policy or (ii) any Holder of Transfer Restricted Securities notifies the Company prior to the 20th day following consummation of the Exchange Offer that (A) it is prohibited by law or SEC policy from participating in the Exchange Offer or (B) that it may not resell the New Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales or (C) that it is a broker-dealer and owns New Notes acquired directly from the Company or an affiliate of the Company, the Company will file with the SEC a Shelf Registration Statement to cover resales of the New Notes by the Eligible Holders thereof who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement.

     For purposes of the foregoing, "Transfer Restricted Securities" means each Old Note until (i) the date on which such Old Note has been exchanged by a person other than a broker-dealer for a New Note in the Exchange Offer, (ii) following the exchange by a broker-dealer in the Exchange Offer of an Old Note for a New Note, the date on which such New Note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the Exchange Offer Registration Statement, (iii) the date on which such Old Note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement or (iv) the date on which such Old Note is distributed to the public pursuant to Rule 144 under the Act.

     If (a) the Company fails to file any of the Registration Statements required by the Registration Rights Agreement on or before the date specified for such filing, (b) any of such Registration Statements is not declared effective by the SEC on or prior to the date specified for such effectiveness (the "Effectiveness Target Date"), or (c) the Company fails to consummate the Exchange Offer within 30 business days of the Effectiveness Target Date with respect to the Exchange Offer Registration Statement, or (d) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the periods specified in the Registration Rights Agreement (each such event referred to in clauses (a) through (d) above a "Registration Default"), then the Company will pay Liquidated Damages to each Holder of Notes, with respect to the first 90-day period immediately following the occurrence of the first Registration Default in an amount equal to $.05 per week per $1,000 principal amount of New Notes held by such Holder. The amount of the Liquidated Damages will increase by an additional $.05 per week per $1,000 principal amount of New Notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Liquidated Damages of $.50 per week per $1,000 principal amount of New Notes. All accrued Liquidated Damages will be paid by the Company on each Interest Payment Date to the Global Note Holder by wire transfer of immediately available funds or by federal funds check and to Eligible Holders of Certificated Securities by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified. Following the cure of all Registration Defaults, the accrual of Liquidated Damages will cease.

     Eligible Holders of Old Notes will be required to make certain representations to the Company (as described in the Registration Rights Agreement) in order to participate in the Exchange Offer and will be required to deliver information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have their Old Notes included in the Shelf Registration Statement and benefit from the provisions regarding Liquidated Damages set forth above.

     The summary herein of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

     The filing and effectiveness of the Registration Statement of which this Prospectus is a part and the consummation of the Exchange Offer will eliminate all rights of the holders of Old Notes eligible to participate in the Exchange Offer to receive Liquidated Damages that would have been payable if such actions had not occurred.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The Company has received from Maslon Edelman Borman & Brand, LLP, such firm's opinion, dated December 19, 1997, that, based upon and subject to certain facts, representations and assumptions set forth therein, the following discussion, except as otherwise indicated, represents such firm's opinion as to the material United States Federal income tax consequences of the Exchange Offer under applicable law in effect as of such date.

     The following is a discussion of certain United States Federal income tax considerations associated with the exchange of Old Notes for New Notes and the ownership and disposition of the New Notes by Holders who acquire the New Notes pursuant to the Exchange Offer. This discussion is based upon existing United States Federal income tax law, which is subject to change, possibly retroactively. This discussion does not describe all relevant aspects of United States Federal income taxation that may be important to particular Holders in light of their individual investment circumstances or certain types of Holders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, or tax-exempt organizations) or to persons that hold or will hold the Notes as a position in a "straddle" or as part of a "hedging" or "conversion" transaction, all of whom may be subject to tax rules that differ significantly from those described below. In addition, this discussion does not described any foreign, state, or local tax considerations. This discussion deals only with Old Notes and New Notes held by initial purchasers of Old Notes as "capital assets" (generally, property held for investment) within the meaning of
Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). For purposes of this discussion, a "U.S. Holder" is (i) an individual citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate that is subject to United States Federal income taxation without regard to the source of its income, or (iv) a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States fiduciaries who have the authority to control all substantial decisions of the trust. For purposes of this discussion, a "Non-U.S. Holder" is any Holder who is not a U.S. Holder.

     PROSPECTIVE HOLDERS OF THE NEW NOTES ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE PARTICULAR TAX CONSEQUENCES OF ACQUIRING, OWNING, AND DISPOSING OF THE NEW NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

EXCHANGE OFFER

     The consummation of the Exchange Offer will not be a taxable event for United States Federal income tax purposes. Accordingly, a Holder receiving New Notes pursuant to the terms of the Exchange Offer will have the same adjusted tax basis and holding period in New Notes, for United States Federal income tax purposes, as such Holder had in the Old Notes tendered in exchange therefor.

U.S. HOLDERS

     Interest payable on the New Notes will be includible in the income of a Holder in accordance with such Holder's normal method of accounting. Except in the case of an Old Note purchased at a discount to its original issue price, a Holder will recognize capital gain or loss upon the sale or other disposition of a New Note in an amount equal to the difference between the amount realized from such disposition and his tax basis in the New Note. Under recently-enacted legislation, net capital gain (i.e., generally, capital gain in excess of capital loss) recognized by an individual Holder upon the disposition of New Notes that have been held for more than 18 months will generally be subject to tax at a rate not to exceed 20%. Net capital gain recognized by a Holder upon the disposition of New Notes that have been held for more than 12 months but for not more than 18 months will continue to be subject to tax at a rate not to exceed 28% and net capital gain from the disposition of New Notes that have been held for 12 months or less will continue to be subject to tax at ordinary income tax rates. In addition, capital gain recognized by a corporate Holder will continue to be subject to tax at the ordinary income tax rates applicable to corporations.

     In the case of a Holder who has purchased a New Note at a discount to its original issue price in excess of a statutorily defined de minimis amount and has not elected to include such discount in income on a current basis, (i) any gain recognized on the disposition of a New Note will be subject to tax as ordinary income, rather than capital gain, to the extent of accrued market discount and (ii) a portion of the interest expense on indebtedness incurred or maintained to purchase or carry such note may not be deducted until the note is disposed of in a taxable transaction.

NON-U.S. HOLDERS

     Under present United States Federal income and estate tax law, assuming certain certification requirements are satisfied (which include identification of the beneficial owner of the instrument), and subject to the discussion of backup withholding below:

          (a) payments of interest on the New Notes to any Non-U.S. Holder generally will not be subject to United States Federal income or withholding tax, provided that (1) the Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of The Company entitled to vote, (2) the Holder is not a controlled foreign corporation that is related to The Company through stock ownership, and (3) such interest payments are not effectively connected with the conduct of a United States trade or business of the Holder;

          (b) a Holder who is a Non-U.S. Holder generally will not be subject to the United States Federal income tax on gain realized on the sale, exchange or other disposition of a New Note, unless (1) such Holder is an individual who is present in the United States for 183 days or more during the taxable year and certain other requirements are met, or (2) the gain is effectively connected with the conduct of a United States trade or business of the Holder; and

          (c) if interest on the New Notes is exempt from withholding of United States Federal income tax under the rules above, the New Notes will not be included in the estate of a deceased Non-U.S. Holder for United States Federal estate tax purposes.

     The certification referred to above may be made on an Internal Revenue Service ("IRS") Form W-8 or substantially similar substitute form.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     A Holder of the New Notes may be subject to information reporting and to backup withholding at a rate of 31 percent of certain amounts paid to the Holder unless such Holder (a) is a corporation or comes within certain other exempt categories and, when required, provides proof of such exemption or (b) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Under current regulations, information reporting and backup withholding do not apply to interest payments made at an address outside the United States to a Holder of the New Notes that is not a U.S. Holder if the beneficial owner of the New Notes (a) provides a statement in which such owner certifies, under penalties of perjury, that such owner is not a United States person and provides such owner's name and address or (b) otherwise establishes an exemption; provided that The Company or its paying agent, as the case may be, does not have actual knowledge that the Holder is a U.S. Holder.

     Under current regulations, payment of the proceeds from the sale of the New Notes to or through a foreign office of a "broker" (as defined in applicable Treasury regulations) will not be subject to information reporting or backup withholding, except that if the broker is a United States person, a controlled foreign corporation for United States Federal income tax purposes or a foreign person 50 percent or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with a United States trade or business, information reporting (but not backup withholding) may apply to such payments unless the broker has in its records documentary evidence that the Holder of the New Notes is not a United States person and certain conditions are met or the Holder of the New Note otherwise establishes an exemption. Payment of the proceeds from a sale of the New Notes to or through the United States office of a broker is subject to information reporting and backup withholding unless the Holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption.

     Any amounts withheld under the backup withholding rules are not additional tax and may be credited against the U.S. Holder's United States Federal income tax liability, provided that the required information is furnished to the IRS.

     Recently, the Treasury Department promulgated final regulations regarding the withholding and information reporting rules discussed above. In general, the final regulations do not significantly alter the substantive withholding and information reporting requirements described above but unify current certification procedures and forms and clarify reliance standards. The final regulations will generally be effective for payments made after December 31, 1998, subject to certain transition rules.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with the resales of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that, starting on the Expiration Date and ending on the close of business on the 90th day following the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until April 20, 1998 (90 days from the date of this Prospectus), all dealers effecting transactions in the New Notes may be required to deliver a prospectus.

     The Company will not receive any proceeds from any sale of New Notes by broker-dealers or any other persons. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an 'underwriter' within the meaning of the Securities Act.

     For a period of 90 days after the Expiration Date, the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company has agreed to pay all expenses incident to its performance of, or compliance with, the Registration Rights Agreement and will indemnify the Eligible Holders (including any broker-dealers) and certain parties related to the Eligible Holders against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the New Notes and the guaranty thereof by the Guarantors has been passed upon for the Company by Maslon Edelman Borman & Brand, LLP, Minneapolis, Minnesota. Neil I. Sell, a director of the Company, is a partner in the law firm of Maslon Edelman Borman & Brand, LLP. Mr. Sell beneficially owns 1,297,198 shares of Common Stock, which include 1,242,000 shares beneficially owned as trustee. Mr. Sell has disclaimed beneficial ownership of all shares beneficially owned as trustee. No other partners of Maslon Edelman Borman & Brand, LLP own any shares of Common Stock.

                                    EXPERTS

     The audited consolidated financial statements of the Company as of December 29, 1996 and December 31, 1995 and for each of the years in the two-year period ended December 29, 1996, incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports. The consolidated financial statements of the Company for the year ended January 1, 1995 incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by KPMG Peat Marwick LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

     The consolidated financial statements of Stratosphere as of December 29, 1996 and December 31, 1995 and for each of the years in the two-year period ended December 29, 1996, incorporated by reference in this Prospectus and elsewhere in the Registration Statement through the filing, as an exhibit to the Company's Form 10-K for the fiscal year ended December 29, 1996, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto (which contains an explanatory paragraph with respect to substantial doubt about Stratosphere's ability to continue as a going concern), and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports. The consolidated financial statements of Stratosphere for the year ended December 31, 1994 incorporated by reference in this Prospectus and elsewhere in the Registration Statement through the filing, as an exhibit to the Company's Form 10-K for the fiscal year ended December 29, 1996, have been audited by KPMG Peat Marwick LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

                              GRAND CASINOS, INC.

     All tendered Old Notes, executed Letters of Transmittal and other related documents should be directed to the Exchange Agent. Questions and requests for assistance and requests for additional copies of the Prospectus, the Letter of Transmittal and other related documents should be addressed to the Exchange Agent as follows:

                        Firstar Bank of Minnesota, N.A.
                             101 East Fifth Street
                            St. Paul, MN 55101-1860

     No person has been authorized to give any information or to make any representations other than those contained in this Prospectus and the accompanying Letter of Transmittal, and, if given or made, such information or representations must not be relied upon as having been authorized. Neither this Prospectus nor the accompanying Letter of Transmittal nor both together constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which the Prospectus relates or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus or the Letter of Transmittal or both together nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.